SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2011 to 6/30/2011	8
1/1/2010 to 6/30/2010	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2011 to 6/30/2011	16
1/1/2010 to 6/30/2010	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the Financial Statements	33

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 6/30/2011
Paid-in Capital
Common	1,483,033,685
Preferred	0
Total	1,483,033,685
Treasury Shares
Common	25,063,577
Preferred	0
Total	25,063,577

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per Share (R$/Share)
Annual Shareholders’ Meeting	4/29/2011	Dividend	5/30/2011	Common		1.02883
Annual Shareholders’ Meeting	4/29/2011	Interest on Shareholders’ Equity	5/30/2011	Common		0.24472

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Parent Company Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
1	Total assets	38,624,430	37,368,812
1.01	Current assets	7,048,635	5,519,090
1.01.01	Cash and cash equivalents	1,302,355	108,297
1.01.03	Trade accounts receivables	2,485,039	2,180,972
1.01.04	Inventory	2,685,523	2,706,713
1.01.06	Recoverable taxes	200,087	257,559
1.01.08	Other current assets	375,631	265,549
1.02	Non-current assets	31,575,795	31,849,722
1.02.01	Long-term assets	3,551,573	6,371,380
1.02.01.03	Accounts receivable	8,372	18,982
1.02.01.06	Deferred income taxes	691,709	854,437
1.02.01.08	Receivables from related parties	865,351	2,471,325
1.02.01.09	Other non-current assets	1,986,141	3,026,636
1.02.02	Investments	18,769,696	17,023,295
1.02.03	Property, plant and equipment	9,232,996	8,432,416
1.02.04	Intangible assets	21,530	22,631

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Parent Company Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
2	Total liabilities	38,624,430	37,368,812
2.01	Current liabilities	5,722,539	5,087,912
2.01.01	Social and labor liabilities	133,051	108,271
2.01.02	Trade accounts payable	426,331	427,048
2.01.03	Taxes payable	75,008	74,967
2.01.04	Loans and financing	3,766,296	2,366,347
2.01.05	Other liabilities	1,097,702	1,910,991
2.01.06	Provisions	224,151	200,288
2.02	Non-current liabilities	25,839,736	24,648,140
2.02.01	Long-term debt and debentures	15,025,875	12,817,002
2.02.02	Other liabilities	9,662,012	9,107,570
2.02.04	Provisions	1,151,849	2,723,568
2.02.04.01	Provisions for tax, social security, labor and civil risks	634,535	2,297,650
2.02.04.01.01	Taxes payable	222,947	1,892,345
2.02.04.01.02	Social security and labor provisions	38,419	36,966
2.02.04.01.03	Provisions for employee benefits	367,839	367,839
2.02.04.01.04	Civil provisions	5,330	500
2.02.04.02	Other provisions	517,314	425,918
2.03	Shareholders’ equity	7,062,155	7,632,760
2.03.01	Common-stock	1,680,947	1,680,947
2.03.02	Capital Surplus	30	30
2.03.04	Earnings reserves	4,892,095	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.04	Unrealized profit reserve	3,779,357	3,779,357
2.03.04.08	Additional dividend proposed	0	1,227,703
2.03.04.09	Treasury shares	(570,176)	(570,176)
2.03.04.10	Investment reserve	1,346,724	1,346,724
2.03.05	Retained earnings	1,537,322	0
2.03.08	Other comprehensive income/loss	(1,048,239)	(168,015)

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Parent Company Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2011 to 6/30/2011	YTD Current Year 1/1/2011 to 6/30/2011	Same Quarter in Previous Year 4/1/2010 to 6/30/2010	YTD Previous Year 1/1/2010 to 6/30/2010
3.01	Net operating revenues	2,820,438	5,390,603	2,884,084	5,433,427
3.02	Cost of products sold and/or services rendered	(1,862,257)	(3,588,938)	(1,534,565)	(2,961,282)
3.03	Gross profit	958,181	1,801,665	1,349,519	2,472,145
3.04	Operating expenses/income	964,027	1,167,040	240,378	80,674
3.04.01	Selling	(97,030)	(178,132)	(134,425)	(306,148)
3.04.02	General and administrative	(111,874)	(185,747)	(89,142)	(160,361)
3.04.04	Other income	126,571	131,380	60,912	65,764
3.04.05	Other expenses	(81,690)	(225,273)	(171,864)	(335,838)
3.04.06	Equity in results of affiliated companies	1,128,050	1,624,812	574,897	817,257
3.05	Income before income taxes	1,922,208	2,968,705	1,589,897	2,552,819
3.06	Financial income (expenses), net	(532,475)	(1,003,404)	(603,553)	(1,162,377)
3.07	Income before taxes	1,389,733	1,965,301	986,344	1,390,442
3.08	Income and social contribution taxes	(251,249)	(209,298)	(107,576)	(62,736)
3.09	Net income from continuing operations	1,138,484	1,756,003	878,768	1,327,706
3.11	Net income/loss for the period	1,138,484	1,756,003	878,768	1,327,706
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.78087	1.20442	0.60273	0.91065
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.78087	1.20442	0.60273	0.91065

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Parent Company Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2011 to 6/30/2011	YTD Current Year 1/1/2011 to 6/30/2011	Same Quarter in Previous Year 4/1/2010 to 6/30/2010	YTD Previous Year 1/1/2010 to 6/30/2010
4.01	Net income	1,138,484	1,756,003	878,769	1,327,706
4.02	Other comprehensive income/loss	(1,000,888)	(880,224)	29,895	115,523
4.02.01	Accumulated translation adjustments and foreign exchange variation in transactions abroad	(47,081)	(57,933)	(30,194)	(36,854)
4.02.02	Pension plans, net of taxes	0	0	4,440	8,274
4.02.03	Available-for-sale assets, net of taxes	(255,643)	(124,127)	55,649	144,103
4.02.04	Sale of available-for-sale assets	(698,164)	(698,164)	0	0
4.03	Comprehensive income for the period	137,596	875,779	908,664	1,443,229

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
6.01	Net cash from operating activities	1,402,906	1,469,716
6.01.01	Cash generated from operations	1,286,748	2,229,607
6.01.01.01	Net income for the period	1,756,003	1,327,706
6.01.01.02	Provision for charges on loans and financing	1,240,027	877,790
6.01.01.03	Depreciation and amortization	375,783	310,695
6.01.01.04	Equity in results of affiliated companies	(1,624,812)	(817,257)
6.01.01.05	Deferred income and social contribution taxes	201,523	59,065
6.01.01.06	Provision for losses on securities receivable	(116,335)	0
6.01.01.07	Accrued for contingencies	45,976	43,046
6.01.01.08	Inflation adjustment and foreign exchange gains (losses, net)	(613,664)	403,957
6.01.01.09	Other provisions	22,247	24,605
6.01.02	Changes in assets and liabilities	116,158	(759,891)
6.01.02.01	Trade accounts receivable	(384,572)	(61,520)
6.01.02.02	Inventories	94,965	(438,332)
6.01.02.03	Receivables from jointly-owned subsidiaries	1,223,957	0
6.01.02.04	Taxes for offset	321	342,081
6.01.02.05	Trade accounts payables	(32,008)	97,750
6.01.02.06	Payroll and related charges	(88,889)	(48,655)
6.01.02.07	Taxes payable	137,955	125,148
6.01.02.08	Accounts payable to subsidiaries	(6,174)	11,594
6.01.02.09	Contingent liabilities	135,387	14,744
6.01.02.11	Taxes payable in installments - REFIS	(110,404)	(316,675)
6.01.02.12	Judicial deposits	(5,324)	(13,236)
6.01.02.13	Dividends from subsidiaries	5,437	191,649
6.01.02.14	Interest paid	(721,300)	(641,405)
6.01.02.15	Interest paid on swaps transactions	(10,949)	0
6.01.02.17	Others	(122,244)	(23,034)
6.02	Net cash used in investing activities	(1,848,790)	(2,982,271)
6.02.01	Investments	(1,089,043)	(3,017,349)
6.02.02	Property, plant and equipment	(760,777)	(498,326)
6.02.03	Cash from merger of subsidiary	1,030	299,232
6.02.04	Capital decrease of subsidiary	0	234,172
6.03	Net cash provided by financing activities	1,640,030	(852,580)
6.03.01	Loans and financing	4,056,481	1,272,570
6.03.02	Financial institutions - principal	(560,124)	(564,752)
6.03.03	Dividends and interest on shareholders’ equity	(1,856,327)	(1,560,398)
6.04	Exchange variation in cash and cash equivalents	(88)	33
6.05	Increase (decrease) in cash and cash equivalents	1,194,058	(2,365,102)
6.05.01	Cash and cash equivalents, beginning of year	108,297	2,872,919
6.05.02	Cash and cash equivalents, end of year	1,302,355	507,817

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 6/30/2011

(R$ thousand)

Code	Description	Common stock	Capital Reserves, Options Granted and Treasury Shares	Earnings	Retained Earnings/ Accumulated Losses	Other Comprehensive Income/Loss	Total Equity
5.01	Opening balance at January 1, 2011	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760
5.04	Capital transactions with shareholders	0	0	(1,227,703)	(218,681)	0	(1,446,384)
5.04.06	Dividends	0	0	(1,227,703)	0	0	(1,227,703)
5.04.07	Interest on shareholders’ equity	0	0	0	(218,681)	0	(218,681)
5.05	Total comprehensive income/loss	0	0	0	1,756,003	(880,224)	875,779
5.05.01	Net income for the period	0	0	0	1,756,003	0	1,756,003
5.05.02	Other comprehensive income/loss	0	0	0	0	(880,224)	(880,224)
5.05.02.04	Translation adjustments for the period	0	0	0	0	(57,933)	(57,933)
5.05.02.08	Available-for-sale assets	0	0	0	0	(124,127)	(124,127)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	(698,164)	(698,164)
5.07	Balance at June 30, 2011	1,680,947	30	4,892,095	1,537,322	(1,048,239)	7,062,155

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity– 1/1/2010 to 6/30/2010

(R$ thousand)

Code	Description	Common Stock	Capital Reserves, Options Granted and Treasury Shares	Earnings	Retained Earnings/ Accumulated Losses	Other Comprehensive Income/Loss	Total Equity
5.01	Opening balance at January 1, 2010	1,680,947	30	5,444,605	(33,417)	(585,715)	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	(33,417)	(585,715)	6,506,450
5.04	Capital transactions with shareholders	0	0	0	(1,357,062)	0	(1,357,062)
5.04.06	Dividends	0	0	0	(1,178,635)	0	(1,178,635)
5.04.07	Interest on shareholders’ equity	0	0	0	(178,400)	0	(178,400)
5.04.08	Other capital transactions	0	0	0	(27)	0	(27)
5.05	Total comprehensive income/loss	0	0	(37)	1,327,706	115,523	1,443,192
5.05.01	Net income for the period	0	0	0	1,327,706	0	1,327,706
5.05.02	Other comprehensive income/loss	0	0	(37)	0	115,523	115,486
5.05.02.04	Translation adjustments for the period	0	0	(37)	0	(36,854)	(36,891)
5.05.02.07	Pension plan gain/loss	0	0	0	0	8,274	8,274
5.05.02.08	Available-for-sale assets	0	0	0	0	144,103	144,103
5.07	Balance at June 30, 2010	1,680,947	30	5,444,568	(62,773)	(470,192)	6,592,580

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Parent Company Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
7.01	Net operating revenues	6,750,973	6,860,822
7.01.01	Sales	6,760,883	6,904,686
7.01.02	Other revenues	(9)	2,199
7.01.04	Allowance for/reversal of doubtful accounts	(9,901)	(46,063)
7.02	Inputs acquired from third parties	(3,923,895)	(3,552,863)
7.02.01	Costs of sales and services	(3,533,710)	(3,054,889)
7.02.02	Materials, energy, outsourced services and others	(380,944)	(490,675)
7.02.03	Loss/recovery of assets	(9,241)	(7,299)
7.03	Gross value added	2,827,078	3,307,959
7.04	Retention	(375,783)	(310,695)
7.04.01	Depreciation and amortization	(375,783)	(310,695)
7.05	Net value added generated by the entity	2,451,295	2,997,264
7.06	Value added received through transfer	1,732,088	1,149,220
7.06.01	Equity in the earnings of subsidiaries	1,624,812	817,257
7.06.02	Financial income	105,467	329,057
7.06.03	Other	1,809	2,906
7.07	Total value added to distribute	4,183,383	4,146,484
7.08	Distribution of value added	4,183,383	4,146,484
7.08.01	Personnel	466,459	315,496
7.08.01.01	Direct compensation	366,526	238,584
7.08.01.02	Benefits	77,903	59,257
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	22,030	17,655
7.08.02	Taxes, fees and contributions	852,288	1,011,550
7.08.02.01	Federal	703,661	657,919
7.08.02.02	State	133,846	342,517
7.08.02.03	Municipal	14,781	11,114
7.08.03	Value distributed to providers of capital	1,108,633	1,491,732
7.08.03.01	Interest	1,108,019	1,490,388
7.08.03.02	Rentals	614	1,344
7.08.04	Value distributed to shareholders	1,756,003	1,327,706
7.08.04.01	Interest on shareholders’ equity	218,681	178,408
7.08.04.03	Retained earnings	1,537,322	1,149,298

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Consolidated Financial Statements / Balance Sheet - Assets

(R$ thousand)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
1	Total assets	38,880,629	37,801,214
1.01	Current assets	17,722,634	15,793,688
1.01.01	Cash and cash equivalents	11,684,994	10,239,278
1.01.03	Trade accounts receivables	1,647,330	1,367,759
1.01.04	Inventory	3,517,810	3,355,786
1.01.06	Recoverable taxes	427,043	473,787
1.01.08	Other current assets	445,457	357,078
1.02	Non-current assets	21,157,995	22,007,526
1.02.01	Long-term assets	3,925,641	5,664,879
1.02.01.02	Financial investments valued at amortized cost	148,907	112,484
1.02.01.03	Receivables	48,472	58,485
1.02.01.06	Deferred Income taxes	1,342,403	1,592,941
1.02.01.08	Receivables from related parties	0	479,120
1.02.01.09	Other non-current assets	2,385,859	3,421,849
1.02.02	Investments	1,876,930	2,103,624
1.02.03	Property, plant and equipment	14,891,885	13,776,567
1.02.04	Intangible assets	463,539	462,456

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Consolidated Financial Statements / Balance Sheet – Liabilities

(R$ thousand)

Code	Description	Current Quarter 6/30/2011	Previous Year 12/31/2010
2	Total liabilities	38,880,629	37,801,214
2.01	Current liabilities	4,658,434	4,455,955
2.01.01	Social and labor liabilities	196,946	164,799
2.01.02	Trade accounts payable	702,416	623,233
2.01.03	Taxes payable	209,625	275,991
2.01.04	Long-term debt and debentures	2,204,475	1,308,632
2.01.05	Other liabilities	1,051,807	1,854,952
2.01.06	Provisions	293,165	228,348
2.01.06.01	Provision for tax, social security, labor and civil risks	287,278	222,461
2.01.06.02	Other	5,887	5,887
2.02	Non-current liabilities	26,973,488	25,522,571
2.02.01	Loans and financing	20,788,624	18,780,815
2.02.02	Other liabilities	5,202,624	4,067,435
2.02.04	Provisions	982,240	2,674,321
2.02.04.01	Provision for tax, social security, labor and civil risks provisions	670,911	2,384,681
2.02.04.01.01	Taxes payable	228,947	1,911,260
2.02.04.01.02	Social security and labor provisions	66,034	82,373
2.02.04.01.03	Employee benefits	367,839	367,839
2.02.04.01.04	Civil provisions	8,091	23,209
2.02.04.02	Other provisions	311,329	289,640
2.03	Consolidated shareholders’ equity	7,248,707	7,822,688
2.03.01	Common-stock	1,680,947	1,680,947
2.03.02	Capital surplus	30	30
2.03.04	Earnings reserves	4,892,095	6,119,798
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.04	Unrealized profit reserve	3,779,357	3,779,357
2.03.04.08	Additional dividends proposed	0	1,227,703
2.03.04.09	Treasury shares	(570,176)	(570,176)
2.03.04.10	Investment reserve	1,346,724	1,346,724
2.03.05	Retained earnings	1,537,322	0
2.03.08	Other comprehensive income/loss	(1,048,239)	(168,015)
2.03.09	Non-controlling interest	186,552	189,928

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Consolidated Financial Statements / Statement of Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2011 to 6/30/2011	YTD Current Year 1/1/2011 to 6/30/2011	Same Quarter in Previous Year 4/1/2010 to 6/30/2010	YTD Previous Year 1/1/2010 to 6/30/2010
3.01	Net operating revenues	4,323,192	8,112,200	3,872,553	7,057,183
3.02	Cost of products sold and/or services rendered	(2,487,472)	(4,720,300)	(1,977,357)	(3,758,423)
3.03	Gross profit	1,835,720	3,391,900	1,895,196	3,298,760
3.04	Operating expenses/income	300,211	(66,543)	(415,465)	(862,728)
3.04.01	Selling	(145,767)	(265,769)	(168,387)	(370,257)
3.04.02	General and administrative	(158,669)	(279,978)	(134,289)	(245,590)
3.04.04	Other income	720,985	736,570	74,141	98,446
3.04.05	Other expenses	(116,338)	(257,366)	(186,930)	(345,327)
3.05	Income before income result and taxes	2,135,931	3,325,357	1,479,731	2,436,032
3.06	Financial income	(649,664)	(1,168,100)	(420,585)	(898,492)
)3.07	Income before income taxes	1,486,267	2,157,257	1,059,146	1,537,540
3.08	Income and social contribution taxes	(349,105)	(404,400)	(178,832)	(209,956)
)3.09	Net income from continuing operations	1,137,162	1,752,857	880,314	1,327,584
3.11	Consolidated income/loss for the period	1,137,162	1,752,857	880,314	1,327,584
3.11.01	Attributed to partners of the parent company	1,138,484	1,756,003	878,768	1,327,706
3.11.02	Attributed to non-controlling shareholders	(1,322)	(3,146)	1,546	(122)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.78087	1.20442	0.60273	0.91065
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.78087	1.20442	0.60273	0.91065

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Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter 4/1/2011 to 6/30/2011	YTD Current Year 1/1/2011 to 6/30/2011	Same Quarter in Previous Year 4/1/2010 to 6/30/2010	YTD Previous Year 1/1/2010 to 6/30/2010
4.01	Net income	1,137,162	1,752,857	880,314	1,327,584
4.02	Other comprehensive income	(1,000,888)	(880,224)	29,895	115,523
4.02.01	Accumulated translation adjustments and foreign exchange variation in transactions abroad	(47,081)	(57,933)	(30,194)	(36,854)
4.02.02	Pension plans, net of taxes	0	0	4,440	8,274
4.02.03	Available-for-sale assets, net of taxes	(255,643)	(124,127)	55,649	144,103
4.02.04	Sale of available-for-sale assets	(698,164)	(698,164)	0	0
4.03	Consolidated comprehensive income for the period	136,274	872,633	910,209	1,443,107
4.03.01	Attributed to partners of the parent company	137,596	875,779	910,209	1,443,107
4.03.02	Attributed to non-controlling shareholders	(1,322)	(3,146)	0	0

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
6.01	Net cash from operating activities	2,001,277	1,610,764
6.01.01	Cash generated from operations	2,936,294	2,807,042
6.01.01.01	Net income for the period	1,752,857	1,327,584
6.01.01.02	Provision for charges on loans and financing	1,126,274	689,268
6.01.01.03	Depreciation and amortization	467,425	399,917
6.01.01.05	Deferred income and social contribution taxes	306,496	156,786
6.01.01.06	Provision for swap/forward	202,835	(136,714)
6.01.01.07	Accrual for contingencies	37,737	28,936
6.01.01.08	Inflation adjustment and foreign exchange gains (losses, net)	(301,374)	272,438
6.01.01.12	Realization of available-for-sale securities	(698,164)	0
6.01.01.13	Other provisions	42,208	68,827
6.01.02	Changes in assets and liabilities	(935,017)	(1,196,278)
6.01.02.01	Trade accounts receivables	(97,614)	(66,771)
6.01.02.02	Inventory	(98,399)	(602,902)
6.01.02.03	Recoverable Taxes	(10,279)	292,472
6.01.02.04	Trade accounts payable	54,597	183,794
6.01.02.05	Payroll and related charges	(89,092)	(39,668)
6.01.02.06	Taxes payable	78,235	32,811
6.01.02.07	Contingent liabilities	79,395	26,536
6.01.02.08	Receivables from jointly-owned subsidiaries	473,977	0
6.01.02.10	Taxes payable in installments - REFIS	(110,948)	(316,675)
6.01.02.11	Judicial deposits	(10,505)	(16,955)
6.01.02.12	Interest paid	(869,146)	(624,873)
6.01.02.13	Interest paid on swaps transactions	(208,913)	0
6.01.02.15	Others	(126,325)	(64,047)
6.02	Net cash used in investing activities	(1,694,634)	(1,853,297)
6.02.01	Amounts received from/paid to derivative operations	(5,086)	(32,741)
6.02.02	Investments	(1,299,692)	(390,943)
6.02.03	Property, plant and equipment	(1,699,632)	(1,411,972)
6.02.04	Intangible assets	(395)	(17,641)
6.02.05	Sale of investments	1,310,171	0
6.03	Net cash provided by financing activities	1,624,726	1,723,110
6.03.01	Loans and financing	3,977,670	3,828,765
6.03.02	Payments to financial institutions - principal	(622,411)	(545,257)
6.03.03	Dividends and interest on shareholders’ equity	(1,856,327)	(1,560,398)
6.03.04	Payment of capital by non-controlling shareholders	125,794	0
6.04	Exchange variation in cash and cash equivalents	(485,653)	104,833
6.05	Increase (decrease) in cash and cash equivalents	1,445,716	1,585,410
6.05.01	Cash and cash equivalents, beginning of year	10,239,278	8,086,742
6.05.02	Cash and cash equivalents, end of year	11,684,994	9,672,152

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Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2011 to 6/30/2011

(R$ thousand)

Code	Description	Common stock	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income/Loss	Shareholders’ Equity	Non-controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening balance at January 1, 2011	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.03	Adjusted opening balances	1,680,947	30	6,119,798	0	(168,015)	7,632,760	189,928	7,822,688
5.04	Capital transactions with shareholders	0	0	(1,227,703)	(218,681)	0	(1,446,384)	0	(1,446,384)
5.04.06	Dividends	0	0	(1,227,703)	0	0	(1,227,703)	0	(1,227,703)
5.04.07	Interest on shareholders’ equity	0	0	0	(218,681)	0	(218,681)	0	(218,681)
5.05	Total comprehensive income/loss	0	0	0	1,756,003	(880,224)	875,779	(3,146)	872,633
5.05.01	Net income for the period	0	0	0	1,756,003	0	1,756,003	(3,146)	1,752,857
5.05.02	Other comprehensive income/loss	0	0	0	0	(880,224)	(880,224)	0	(880,224)
5.05.02.04	Translation adjustments for the period	0	0	0	0	(57,933)	(57,933)	0	(57,933)
5.05.02.08	Available-for-sale assets	0	0	0	0	(124,127)	(124,127)	0	(124,127)
5.05.02.09	Sale of available-for-sale assets	0	0	0	0	(698,164)	(698,164)	0	(698,164)
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	(230)	(230)
5.06.04	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	(230)	(230)
5.07	Balance at June 30, 2011	1,680,947	30	4,892,095	1,537,322	(1,048,239)	7,062,155	186,552	7,248,707

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Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 1/1/2010 to 6/30/2010

(R$ thousand)

Code	Description	Common stocks	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income/loss	Shareholders’ Equity	Non-controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening balance at January 1, 2010	1,680,947	30	5,444,605	(33,417)	(585,715)	6,506,450	0	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	(33,417)	(585,715)	6,506,450	0	6,506,450
5.04	Capital transactions with shareholders	0	0	0	(1,357,062)	0	(1,357,062)	0	(1,357,062)
5.04.06	Dividends	0	0	0	(1,178,635)	0	(1,178,635)	0	(1,178,635)
5.04.07	Interest on shareholders’ equity	0	0	0	(178,400)	0	(178,400)	0	(178,400)
5.04.08	Other capital transactions	0	0	0	(27)	0	(27)	0	(27)
5.05	Total comprehensive income/loss	0	0	(37)	1,327,706	115,523	1,443,192	(122)	1,443,070
5.05.01	Net income/loss for the period	0	0	0	1,327,706	0	1,327,706	(122)	1,327,584
5.05.02	Other comprehensive income/loss	0	0	(37)	0	115,523	115,486	0	115,486
5.05.02.04	Translation adjustments for the period	0	0	(37)	0	(36,854)	(36,891)	0	(36,891)
5.05.02.07	Pension plan gain/loss	0	0	0	0	8,274	8,274	0	8,274
5.05.02.08	Available-for-sale assets	0	0	0	0	144,103	144,103	0	144,103
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	142,449	142,449
5.06.04	Interest in subsidiaries by non-controlling shareholders	0	0	0	0	0	0	142,449	142,449
5.07	Balance at June 30, 2010	1,680,947	30	5,444,568	(62,773)	(470,192)	6,592,580	142,327	6,734,907

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Consolidated Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 1/1/2011 to 6/30/2011	YTD Previous Year 1/1/2010 to 6/30/2010
7.01	Net operating revenues	10,309,337	8,611,539
7.01.01	Sales and services	9,628,961	8,657,162
7.01.02	Other revenues	690,728	2,222
7.01.04	Allowance for/reversal of doubtful accounts	(10,352)	(47,845)
7.02	Inputs acquired from third parties	(4,814,844)	(4,409,744)
7.02.01	Costs of sales and services	(4,181,697)	(3,847,952)
7.02.02	Materials, energy, outsourced services and others	(621,123)	(555,216)
7.02.03	Loss/recovery of assets	(12,024)	(6,576)
7.03	Gross value added	5,494,493	4,201,795
7.04	Retention	(467,425)	(399,917)
7.04.01	Depreciation and amortization	(467,425)	(399,917)
7.05	Net value added generated by the entity	5,027,068	3,801,878
7.06	Value added received through transfer	328,690	615,978
7.06.02	Financial income	326,014	612,244
7.06.03	Others	2,676	3,734
7.07	Total value added to distribute	5,355,758	4,417,856
7.08	Distribution of value added	5,355,758	4,417,856
7.08.01	Personnel	730,958	472,320
7.08.01.01	Direct compensation	574,627	365,770
7.08.01.02	Benefits	119,885	81,233
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,446	25,317
7.08.02	Taxes, fees and contributions	1,374,737	1,102,579
7.08.02.01	Federal	1,097,985	878,951
7.08.02.02	State	257,346	208,838
7.08.02.03	Municipal	19,406	14,790
7.08.03	Value distributed to providers of capital	1,497,206	1,515,373
7.08.03.01	Interest	1,493,259	1,509,530
7.08.03.02	Rentals	3,947	5,843
7.08.04	Value distributed to shareholders	1,752,857	1,327,584
7.08.04.01	Interest on shareholders’ equity	218,681	178,408
7.08.04.03	Retained earnings / accumulated losses for the period	1,537,322	1,149,298
7.08.04.04	Non-controlling interest in retained earnings	(3,146)	(122)

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Comments on the Company’s Consolidated Performance

Economic and Sector Scenario

Global economic activity, which had picked up steam at the beginning of the year, slowed in the second quarter, chiefly due to the worsening of the fiscal crisis in certain European countries and the difficulties in approving an increase in public spending in the U.S., all of which led to increased risk aversion.

There is a clear global disparity in regard to economic growth. While growth in the developed countries has fallen to exceptionally modest levels, developing nations are continuing to expand rapidly. In order to contain the inflationary upturn in the emerging economies, several central banks have imposed more restrictive monetary policies

In its most recent report on the global economic outlook, the OECD encouraged the central banks to raise base rates in order to combat the increased price pressure. According to the IMF, average inflation worldwide climbed from 3.5% p.a., in 4Q10, to 4% p.a.  2011.

USA:

U.S. GDP growth estimates are reflecting Americans’ cautious approach to consumption and modest corporate hiring levels. The IMF has revised the projection of GDP growth in 2011 from 3.5% to 2.5%.

Unemployment is still high and household and government debt, together with weak credit growth, is hampering a recovery in consumption.

U.S. government figures show that the country created 18,000 jobs in June, well below the previously expected 125,000. This means that 9.2% of the economically active population is unemployed.

Given this scenario, the government wants to increase public spending so the economy can start to grow again. Nevertheless, the opposition is against any increase in the public debt, which has already reached US$14 trillion. Ratings agencies have indicated that they may downgrade the country’s credit rating if the authorities fail to negotiate an increase in the debt ceiling.

Europe:

Even though the 2011 eurozone growth prospects have improved, chiefly sustained by Germany and France, the problems of Greece and other member nations may well inhibit an economic recovery in the region.

Eurozone GDP edged up by 0.8% in 1Q11, with Germany’s 1.5% making a substantial contribution to this upturn.

Germany’s performance is once again being sustained by exports and the country’s central bank expects annual growth of 2.6%.

As in other regions of the world, Europe is suffering from inflationary pressure, with the harmonized consumer price index recording 2.7% in June. In an attempt to reduce this pressure, the ECB raised interest rates by 0.25 pp. to 1.50% p.a., the second hike this year. According to the Bank, interest rates are still exceptionally low and monetary policy remains flexible, which could indicate further increases along the year.

Eurozone unemployment improved slightly in April, totaling 9.9%, the lowest figure since September 2009, but still well above historical levels.

Asia:

China has adopted a series of restrictive measures to rein in its inflationary upturn, focused on controlling consumption by increasing interest rates and reserve requirements, which, with the energy restrictions, have reduced the country’s 2011 growth prospects. This monetary squeeze has reduced market liquidity, in turn inhibiting the acquisition and build-up of raw materials.

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The consumer price index continued to move up, reaching its highest level for three years, recording 6.4% in the first six months of 2011, mainly driven by the 14% increase in food prices and high wage hikes. In order to ease the pressure, the country’s Central Bank pushed up interest rates by 0.25% p.a., in turn raising the lending rate to 6.56% p.a. This was the third increase this year. Nevertheless, China still posted hefty year-on-year GDP growth of 9.5% in the second quarter, fueled by industrial output and retail sales, which recorded respective growth of 15% and 18% in June over the same month last year.

The reconstruction of Japan’s infrastructure following the damage caused by the earthquake and the tsunami, is moving much faster than expected, according to the Japanese Central Bank. Demand has not been unduly affected, given the routing of part of production to the export market. The earthquake’s biggest short-term impact has been on the supply of industrial inputs.

One positive note has come from the job market. According to the Ministry of Communications and Internal Affairs, Japanese unemployment fell from 4.7% in April, to 4.5% in May.

Brazil:

The 2011 economic outlook remains positive, although certain indicators are pointing to a reduction in the pace of activity in the second half, due to the macroprudential measures adopted by the government since the end of 2010.

The consumer confidence index (ICC), measured by the FGV, and the business confidence index (ICEI), measured by the National Confederation of Industry (CNI) have both posted a decline. In June, the ICC recorded 153.81 points, 4.4 points less than in January, while the ICEI recorded 57.90 points, 6.6 points down year-on-year.

First-quarter GDP climbed by 1.3% over the previous three months, driven by agriculture and industry, which increased by 3.3% and 2.2%, respectively. However, exports and imports moved in the opposite direction, with respective declines of 3.2% and 1.6%. According to the Central Bank, annual GDP growth should reach 3.94% in 2011.

In May, consumer default on bills overdue by more than 90 days grew by 0.2% p.p. to 5.1%. The total stock of credit in the financial system stood at R$1.8 trillion, 5.8% up in the year and 1.6% up in the month. The credit/GDP ratio increased to 47%, still low compared to some of the developed countries such as Germany and the Netherlands, which recorded respective ratios of 90% and 135%.

Inflation continues to exert pressure. According to the Central Bank’s FOCUS report the IPCA consumer price index should end the year at close to the fluctuation band ceiling of 6.5%. However, the indicators are pointing to a slowdown in the second half, given the government’s macroprudential measures and the decline in food prices. Recently, the National Monetary Council decided to maintain the annual inflationary target at 4.5% until 2013, aiming to keep inflation under control while maintaining sufficient flexibility for monetary policy maneuvers. This year alone, there have been five consecutive increases in the SELIC base rate, which now stands at 12.50% p.a., and the FOCUS report points to further hikes before the end of the year.

According to the IBGE, retail sales increased by 7.4% between January and May and by 9.2% in the last 12 months. Nevertheless, domestic demand is expected to slow in the coming quarters, reflecting the impact of the restrictive policy implemented since the end of last year.

Direct foreign investments (IED) totaled US$32 billion in the first half, a massive 167% up on the same period last year and the FOCUS report believes they will climb to US$55 billion by year-end. This trend is pressuring the Real, which remains appreciated against the U.S. dollar.

The government has been taking a series of measures to rein in the appreciation of Brazil’s currency and reduce the current account deficit, which continues to move up, primarily driven by foreign purchases, import growth and remittances of profits abroad. According to the Central Bank, the year-to-date deficit is US$22 billion and it should close the year at US$60 billion.

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	2011	2012
IPCA (%)	6.31	5.28
US Dollar (closing) – R$	1.60	1.65
SELIC (final - %)	12.75	12.75
GDP (%)	3.94	4.00
Industrial Production (%)	3.24	4.34

Source: FOCUS BACEN                      Base: July 22, 2011

Net Revenue

Consolidated net revenue totaled R$4,323 million in 2Q11, 14% up on the R$3,789 million recorded in 1Q11, chiefly due to higher iron ore prices and sales volume in 2Q11, as well as higher steel sales volume.

Consolidated net revenue grew by 12% in relation to the R$3,872 million posted in 2Q10, basically due to higher iron ore prices and sales volume.

Cost of Goods Sold (COGS)

In 2Q11, consolidated COGS totaled R$2,487 million, 11% more than the R$2,233 million recorded in 1Q11, primarily reflecting the increase in iron ore and steel product sales volume.

In year-on-year terms, consolidated COGS grew by 26% over the R$1,977 million recorded in 2Q10, basically due to higher iron ore sales volume.

Selling, General, Administrative and Other Operating Expenses

In the second quarter, SG&A expenses totaled R$304 million, 26% up on 1Q11, chiefly due to the collective bargaining agreement in June, in addition to higher expenses with service providers. In relation to 2Q10, SG&A expenses remained flat.

CSN recorded a positive R$605 million in the “Other Revenue and Expenses” in 2Q11, a big improvement over the net expense of R$125 million recorded in 1Q11, essentially due to the R$698 million from the sale of CSN’s entire interest in Riversdale Mining Limited.

EBITDA

Adjusted EBITDA as presented in this report comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,773 million in 2Q11, 16% up on the R$1,529 million recorded in 1Q11, chiefly due to higher iron ore prices, accompanied by an adjusted EBITDA margin of 41%, up by 1 p.p..

Adjusted EBITDA came to R$3,302 million in the first half of 2011, 7% up year-on-year, mainly due to higher iron ore prices and sales volume.

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Financial Result and Net Debt

The 2Q11 net financial result was negative by R$650 million, chiefly due to the following factors:

▪  Provisions for interest on loans and financing totaling R$546 million;

▪  Negative monetary and foreign exchange variations of R$80 million, including the result of derivative operations;

▪  Expenses of R$77 million from the consolidation of REFIS tax repayment program processes;

▪  The monetary restatement of tax provisions totaling R$87 million;

These negative effects were partially offset by returns on financial investments totaling R$152 million.

On June 30, 2011, the consolidated net debt stood at R$11.3 billion, R$0.6 billion more than the R$10.7 billion recorded on March 31, 2011, essentially due to the following factors:

▪  Investments of R$0.9 billion in fixed assets;

▪  Payment of R$1.9 billion in dividends and interest on equity;

▪  A R$0.6 billion effect related to the cost of debt;

▪  Increase of R$0.3 billion in the working capital allocated to the business.

These effects were partially offset by 2Q11 adjusted EBITDA of R$1.8 billion and the R$1.3 billion revenue from the sale of the Company’s entire interest in Riversdale Mining Limited.

The net debt/adjusted EBITDA ratio closed 2Q11 at 1.72, based on LTM adjusted EBITDA of R$6.6 billion, 0.10x up on the 1.62x ratio recorded at the end of the previous quarter.

In April 2011, the Company contracted a R$1.5 billion loan from Banco do Brasil through the issue of Export Credit Notes in order to finance its exports.

Consolidated Net Income

CSN posted 2Q11 net income of R$1,137 million, 85% up on 1Q11, chiefly due to the higher gross profit and the proceeds from the sale of CSN’s minority interest in Riversdale Mining Limited, partially offset by the financial result.

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Capex

CSN invested R$880 million in 2Q11, R$481 million of which in subsidiaries or joint subsidiaries, allocated as follows:

✓  Transnordestina Logística: R$379 million;

✓  MRS Logística: R$38 million;

✓  CSN Cimentos: R$30 million.

The remaining R$399 million went to the parent company, mostly in the following projects:

✓  Maintenance and repairs: R$124 million;

✓  Expansion of the Casa de Pedra mine: R$56 million;

✓  CSN Aços Longos: R$46 million;

✓  Expansion of the Itaguaí Port: R$30 million;

✓  Technological improvements: R$12 million.

Working Capital

Working capital closed June 2011 at R$3,194 million, an increase of R$346 million on the figure at the end of March 2011, basically due to increased sales in 2Q11, which pushed up “Accounts Receivable” and “Inventories”, especially of raw materials. The average receivables and supplier payment periods remained flat at 29 days and 22 days, respectively, at the close of June 2011, while the average inventory turnover fell by 14 days to 88 days.

WORKING CAPITAL (R$ MM)	2Q10	1Q11	2Q11	Change	Change
				2Q11 x 1Q11	2Q11 x 2Q10
Assets	3,762	3,817	4,221	404	459
Accounts Receivable	1,298	1,397	1,506	109	208
Inventory (*)	2,423	2,378	2,564	186	141
Advances to Taxes	41	42	151	109	110
Liabilities	1,050	969	1,027	58	(23)
Suppliers	692	494	582	88	(110)
Salaries and Social Contribution	167	165	197	32	30
Taxes Payable	149	277	209	(68)	60
Advances from Clients	42	33	39	6	(3)
Working Capital	2,712	2,848	3,194	346	482

TURNOVER RATIO	2Q10	1Q11	2Q11	Change	Change
Average Periods				2Q11 x 1Q11	2Q11 x 2Q10
Receivables	27	29	29	0	2
Supplier Payment	30	22	22	0	(8)
Inventory Turnover	92	102	88	(14)	(4)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies". 0

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

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Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic

The information on CSN’s five business segments is derived from the accounting data, with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net Revenue by Segment in 2Q11 (R$ million)

Adjusted consolidated EBITDA by Segment in 2Q11 (R$ million)

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The Company’s consolidated results by business segment are presented below:

2Q11								R$ million
Consolidated Results	Steel	Mining	Logistics		Energy	Cement	Eliminations/	Consolidated
			Port	Railways			Corporate
Net Revenue	2,513	1,524	32	256	37	83	(121)	4,323
Domestic Market	2,152	250	32	256	37	83	(119)	2,690
Foreign Market	361	1,274	-	-	-	-	(1)	1,633
Cost of Goods Sold	(1,827)	(506)	(21)	(161)	(19)	(60)	106	(2,487)
Gross Profit	686	1,018	11	95	17	23	(14)	1,836
Selling, General and Administrative Expenses	(113)	(20)	(4)	(20)	(6)	(19)	(122)	(304)
Depreciation	161	42	1	26	6	6	0	242
Adjusted EBITDA	733	1,040	8	101	17	9	(136)	1,773
Adjusted EBITDA Margin	29%	68%	26%	40%	46%	11%		41%

1Q11								R$ million
Consolidated Results	Steel	Mining	Logistics		Energy	Cement	Eliminations/	Consolidated
			Port	Railways			Corporate
Net Revenue	2,305	1,210	37	232	29	63	(85)	3,789
Domestic Market	1,965	195	37	232	29	63	(79)	2,441
Foreign Market	339	1,015	-	-	-	-	(6)	1,348
Cost of Goods Sold	(1,635)	(436)	(21)	(145)	(10)	(49)	63	(2,233)
Gross Profit	670	774	16	87	19	13	(22)	1,556
Selling, General and Administrative Expenses	(118)	(18)	(4)	(20)	(6)	(12)	(64)	(241)
Depreciation	141	36	1	26	6	4	1	215
Adjusted EBITDA	693	792	13	92	19	6	(85)	1,529
Adjusted EBITDA Margin	30%	65%	36%	40%	64%	9%		40%

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Steel

Scenario

According to the Brazilian Steel Institute (IABr), apparent consumption of steel products in Brazil totaled 12.6 million tonnes in the first half of 2011, 5.6% less than in the same period last year. Of this total, 1.7 million tonnes came from imports, 36.7% down year-on-year.

Also according to the IABr, Brazil produced 17.7 million tonnes of crude steel in the first six months of the year, 8% up on 1H10, while rolled flat steel output fell by 7% to 7.3 million tonnes.

Domestic flat steel sales totaled 5.9 million tonnes, 3.3% down on the first half of 2010, while exports climbed by 13% to 1.3 million tonnes.

The IABr’s projections for the sector remain favorable. Apparent consumption of steel products in the Brazilian market is expected to reach 27.8 million tonnes in 2011, 6.4% up on 2010, based on expectations of moderate growth for industry as a whole, with more significant growth in those segments producing equipment for the oil and gas industry and those associated with the World Cup and 2016 Olympic Games.

Segments

Automotive: The automotive sector continues to thrive. First-half results show that the market is growing and annual sales are expected to increase by between 5% and 8%. The outlook is excellent, with the Brazilian auto market set to absorb major investments. So far, the sector has received guarantees of R$32 billion in investments to increase production capacity, adding 1.3 million units by 2015, and this does not include projects for new plants.

First-half output totaled 1.71 million units, 4% up on 1H10 and a new record, with exports of 249,900 units, up by 3%. Second-quarter production climbed by 6% over 1Q11, to 882,000 units.

According to ANFAVEA (the auto manufacturers’ association), sales totaled 1.73 million units in the first half, 10% up on 1H10, and 912,000 units in the second quarter, 11% up on the previous three months. ANFAVEA expects annual sales of 3.7 million vehicles, 5% more than in 2010.

Agricultural Machinery: First-half production amounted to 41,000 units, 7.2% less than in the same period of 2010, and period sales kept pace, falling by 7%.

Sales volume should close 2011 in line with 2010, with 68,500 units sold, accompanied by a 4.8% decline in exports.

Construction: According to the leading institutes, the expansion of Brazil’s construction sector should outpace GDP growth. DIEESE (the Inter-union Statistics Department) estimates an annual construction GDP upturn of 8.5% while ABRAMAT (the Brazilian building material manufacturers’ association) estimates growth of 5%.

Retail sales of building materials account for 77% of sector product consumption. ANAMACO (the Brazilian Association of Residential Building Material Retailers) estimates that this segment grew by 3.5% year-on-year in the first half and is projecting annual growth of around 6%, 2 p.p. above Brazil’s GDP growth.

In 1H11, the Brazilian government launched the second phase of the Minha Casa Minha Vida (My House, My Life) project, which envisages the construction of 2 million homes by 2014. Caixa Econômica Federal will allocate over R$120 billion to the second phase of the housing project, versus R$53 billion in the first phase.

According to a study by FGV-ABRAMAT, real construction revenue should reach R$188 billion in 2016, almost twice as much as in 2009. These prospects of sustainable growth should encourage investments in the sector.

Distribution: According to INDA (the Brazilian steel distributors’ association), first-half sales totaled 2.1 million tonnes, 7.8% up on 1H10, while purchases by distributors totaled 2.1 million tonnes, down by 9.3%.

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First-half imports dropped by a substantial 53%, from 1.7 million tonnes, in 1H10, to 810,000 tonnes, while second-quarter imports dipped by 3% over the previous three months to 398,000 tonnes.

Nevertheless, inventory turnover stood at 3.7 months of sales in June, well above the historical average of 2.7 months.

Home Appliances: The North, Northeast and Midwest regions continue to drive sales, as demand is fueled by new technologies and increased consumption by Brazil’s emerging middle class (C income group).

Higher retail interest rates are accompanied by more extended payment terms, benefiting lower-income consumers.

According to Eletros (the home appliance manufacturers’ association), in the first half of 2011, washing machine sales increased by 20% over the same period last year to 3.6 million units, while refrigerator sales grew by 7% to 2.8 million units.

In the first half, investments of more than R$500 million were announced in the expansion and construction of home appliance factories. Eletros estimates a 10% increase in sales in 2011.

Net Revenue

Net revenue from steel operations in 2Q11 totaled R$2,513 million, 9% up on 1Q11, basically due to the increase in domestic sales volume.

Total Sales Volume

CSN recorded total sales volume of 1.3 million tonnes in 2Q11, 7% more than in 1Q11. Of this total, 86% was sold in the domestic market and 10% by overseas subsidiaries, while 4% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.1 million tonnes in 2Q11, an 8% improvement over 1Q11, fueled by stronger demand for flat steel in Brazil.

Exports

CSN exported 180,000 tonnes in 2Q11, a reduction of 3% over the 1Q11. Sales by CSN LLC and Lusosider totaled 124,000 tonnes, while direct exports amounted to 56,000 tonnes.

Prices

Net revenue per tonne averaged R$1,898 in 2Q11, 2% above the 1Q11, due to the domestic market price hike in mid-2Q11.

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Production

In 2Q11, crude steel production totaled 1.2 million tonnes, an increase of 10% in relation to 1Q11, while rolled steel production totaled 1.2 million tonnes, 17% up on 1Q11.

Production (in thousand t)	2Q10	1Q11	2Q11	Change
				2Q11 x 2Q10	2Q11 x 1Q11
Crude Steel (UPV)	1,199	1,132	1,243	4%	10%
Rolled Products	1,267	1,034	1,212	-4%	17%

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$1.83 billion in 2Q11, 12% up on the R$1.63 billion recorded in 1Q11, chiefly due to the upturn in sales volume. In relation to 2Q10, steel segment COGS increased by 16%, primarily due to an increase in raw material costs.

Production Costs (Parent Company)

In 2Q11, total steel production costs came to R$1.5 billion, 15% or R$0.2 billion more than the R$1.3 billion recorded in 1Q11.

Raw Materials: increase of R$149 million, primarily related to the following inputs:

-          Coke: increase of R$77 million, chiefly due to higher consumption;

-          Coal: upturn of R$6 million, also due to higher consumption;

-          Third-party coils: increase of R$32 million, also due to higher consumption;

-          Scrap: upturn of R$11 million, also due to higher consumption;

-          Other raw materials: upturn of R$23 million, also due to higher consumption.

Labor: a slight upturn of R$7 million, due to the wage increase following latest collective bargaining agreement.

Other production costs: increase of R$25 million, pushed by supplies and maintenance.

Depreciation: increase of R$18 million due to new incorporation of assets:

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STEEL PRODUCTION COSTS (Parent Company)

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$733 million in 2Q11, 6% up on the R$693 million recorded in 1Q11, basically due to higher domestic sales, accompanied by an adjusted EBITDA margin of 29%, in line with the previous quarter.

Mining

Scenario

After an intense start to the year, the second quarter of 2011 reflected the worsening of the European Union crisis, the monetary squeeze in China, and the upturn in inflation due to higher commodity prices. All of these events had an impact on global demand, in turn affecting the iron ore market.

In the first five months of 2011, Brazil’s iron ore exports totaled 122 million tonnes, 4.5% up on the same period last year.

Prospects for the iron ore market remain positive, with demand continuing to outstrip supply until 2015. However, despite the constant announcements of expansions and new projects, it is essential to take quantity and quality into consideration. Many projects will require large-scale concentration to meet the needs of the iron and steel industry and there are further obstacles along the way, including financing, infrastructure, environmental licensing and quality, which may hamper the implementation of these new projects or even render them unviable. According to Macquarie, demand should remain high until the end of the decade, with prices hovering around US$150/dmt until 2015.

China’s urbanization process and massive domestic consumption will still account for a major slice of the iron ore market over the next ten years. In the first five months of 2011, Chinese iron ore imports increased by 8% year-on-year, despite the recent economic restrictions. Most economists agree that China will continue to grow at a slower pace, in line with the guidelines of the country’s Five Year Plan, which are based on strong fundamentals.

In accordance with the iron ore pricing formula, widely used in the market, prices in the second quarter were based on spot prices between December 2010 and February 2011.

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In 3Q11, the basic Platts price (62% Fe CFR) is expected to dip by 1.2% in relation to the second quarter.

Iron Ore Sales

In 2Q11, CSN and Namisa’s total sales of finished iron ore products to third parties came to 6.7 million tonnes1, 8% and 2% up on 2Q10 and 1Q11, respectively, and a new record. Of this total, exports accounted for 6.3 million tonnes, with 2.3 million tonnes sold by Namisa, while the Company’s own consumption absorbed 1.7 million tonnes.

In the first half, sales of finished iron ore products totaled 13.3 million tonnes1, 13% up on 1H10 and yet another record. Exports accounted for 12.4 million tonnes, with 6.0 million tonnes sold by Namisa, while the Company’s own consumption absorbed 3.4 million tonnes.

Considering CSN’s 60% interest in Namisa, sales came to 5.8 million tonnes in 2Q11, 26% up on 2Q10 and 14% up on 1Q11. In 1H11, also considering CSN’s 60% interest in Namisa, sales amounted to 11.0 million tonnes, 24% more than in the same period last year.

Net Revenue

Net revenue totaled R$1.5 billion in 2Q11, 26% up on 1Q11 and yet another record, mainly reflecting the period price increase. In relation to 2Q10, net revenue grew by 80%, reflecting the price and volume upturn in 2Q11.

In 1H11, net revenue from mining operations jumped by 110% year-on-year to a record R$2.7 billion.

Cost of Goods Sold (COGS)

COGS came to R$506 million in 2Q11, 16% more than in 1Q11, due to higher sales volume.

In the first half of 2011, COGS totaled R$942 million, 94% up year-on-year.

Adjusted EBITDA

Second-quarter adjusted EBITDA totaled R$1.04 billion, 31% up on 1Q11, accompanied by an adjusted EBITDA margin of 68%, up by 3 p.p., both increases reflecting the higher prices in 2Q11.

Year-to-date EBITDA came to R$1.8 billion, 124% up year-on-year, with a margin of 67%, up by 4 p.p.

1 Sales volumes include 100% of the stake in NAMISA.

Logistics

Scenario

Port Logistics

According to the latest figures from ANTAQ (National Waterway Transport Agency), port activities in Brazil continue to thrive. In the first quarter of 2011, handled volume totaled 200.6 million tonnes, 8% up on the same period last year, with iron ore volume moving up by 4% to 72.3 million tonnes. In the container segment, the Brazilian ports handled 1.73 million TEUs, 18% more than in 1Q10.

Railway Logistics

According to ANTF (National Rail Transport Association), rail transport will play an increasingly important role in Brazilian logistics in the coming years. The association estimates an increase in Brazil’s rail network from 28,000 km in 2010 to 49,000 km in 2023, accompanied by an upturn in rail’s share of national transport from 25% to 32%. Production in 2011 is estimated at 315 billion tonne-kilometers.

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1.    Railway Logistics

Analysis of Results

MRS and Transnordestina’s individual 2Q11 results had not been announced up to the publication of this release.

In 2Q11, consolidated net revenue from railway logistics totaled R$256 million, COGS stood at R$161 million, and adjusted EBITDA came to R$101 million, accompanied by an adjusted EBITDA margin of 39%.

In 1H11, net revenue came to R$488 million, COGS totaled R$307 million, and adjusted EBITDA stood at R$193 million, with a margin of 40%.

2.    Port Logistics

Analysis of Results

Consolidated net revenue from port logistics amounted to R$32 million in 2Q11, COGS came to R$21 million and EBITDA totaled R$8 million, with an EBITDA margin of 26%.

In 1H11, net revenue came to R$69 million, COGS totaled R$41 million, and adjusted EBITDA totaled R$21 million, with a margin of 31%.

Cement

Scenario

According to SNIC (the cement industry association) domestic cement sales grew by 7.8% year-on-year in the first half to 30 million tonnes (5.4 million tonnes in June, an 11.5% improvement over the same month last year).

In the last 12 months, sales totaled 61 million tonnes, 11% up year-on-year, mainly due to the increase in mortgage lending and the maturation of investments in the Minha Casa Minha Vida (My House, My Life) program, as well as the maintenance of employment levels and higher family income.

Also according to SNIC, sales should increase by between 6% and 7% in 2011, reaching around 63 million tonnes.

Analysis of Results

In 2Q11, net revenue from cement operations totaled R$83 million, with sales volume of 429,000 tonnes and COGS  of close to R$60 million. Adjusted EBITDA came to R$9 million, with an adjusted EBITDA margin of 11%.

In 1H11, net revenue totaled R$145 million, with sales volume of 764,000 tonnes and COGS of R$109 million. Adjusted EBITDA stood at R$ 15 million, accompanied by a margin of 10%.

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Energy

Scenario

Electric power consumption posted a moderate increase in 2Q11.In April and May, consumption grew by 2.59% over the same period last year, according to the Ministry of Mines and Energy’s Energy Research Company (EPE).

The commercial, residential and industrial segments contributed most to this performance, with respective growth of 5.42%, 2.90% and 1.92%.

Despite this upturn in the consumption of electric power, the structural balance between energy supply and demand in the next five years is guaranteed, according to EPE´s recent study named Electric Power Demand Projection.

Such favorable scenario is largely thanks to the growth in energy aggregate supply, contracted at auctions promoted by the federal government, at higher levels than the estimated growth in demand, which is projected at 5% p.a.

Analysis of Results

Net revenue totaled R$37 million in 2Q11, COGS stood at R$19 million, and adjusted EBITDA amounted to R$17 million, accompanied by an EBITDA margin of 46%.

In 1H11, net revenue totaled R$66 million, COGS stood at R$29 million, and adjusted EBITDA amounted to R$35 million, with a margin of 54%.

Capital Market

In 2Q11, CSN’s shares fell by 24% on the BM&FBovespa, with a daily traded volume averaging R$70.9 million. On the NYSE, daily traded volume in CSN’s ADRs averaged U$63.0 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q11	2Q11	1H11
Shares	1,483,033,685	1,483,033,685	1,483,033,685
Market Capitalization
Closing Price (R$/share)	25.29	19.19	19.19
Closing Price (US$/ADR)	16.49	12.46	12.46
Market Capitalization (R$ million)	36,873	27,978	27,978
Market Capitalization (US$ million)	24,042	18,166	18,166
Total return including dividends and interest on equity
CSNA3	0%	-24%	-24%
SID	0%	-24%	-24%
Ibovespa	-1%	-9%	-10%
Dow Jones	6%	1%	7%
Volume
Average Daily (thousand shares)	3,036	3,169	3,103
Average Daily (R$ thousand)	83,539	70,931	77,184
Average Daily (thousand ADRs)	4,377	4,453	4,415
Average Daily (US$ thousand)	73,485	62,996	68,198
Source: Economática

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Notes to the Financial Statements

 (In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

Companhia Siderúrgica Nacional “CSN” is a Corporation, established on April 9, 1941, in accordance with Brazilian laws (Companhia Siderúrgica Nacional and its subsidiaries, affiliated companies and jointly-owned subsidiaries, jointly called the “Company”).

CSN is a Company which holds shares listed on the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE), reporting its information on the Brazilian Securities and Exchange Commission (CVM) and on the Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided into 5 segments:

•       Steel:

Its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metal packaging and galvanized steel. Besides facilities in Brazil, CSN has operations in the United States and Portugal, aiming at gaining markets and ensuring excellent services to end consumers. Additionally, it operates in the home appliances, construction and the automobile segments.

•       Mining:

The iron ore production is developed in the city of Congonhas, in the State of Minas Gerais. CSN also explores limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals of the Itaguaí Port, located in the city of Rio de Janeiro. Coal and coke are imported through this terminal.

•       Cement:

The Company started in the cement market boosted by the synergy among this new activity and its already existing businesses. A new business unit has been set up beside Presidente Vargas Mill, city of Volta Redonda, state of Rio de Janeiro: CSN Cimentos, which is already producing CP-III cement, using the scrap produced from blast furnaces of Volta Redonda Plant itself. Currently, most clinker used in cement production is bought from third parties; however, it started being manufactured by CSN Cimentos in the beginning of 2011, upon the conclusion of the first stage of the plant in Arcos (MG), where CSN also has a limestone mine.

•       Logistics:

Railways:

CSN holds interest in two railway companies: MRS Logística, which operates the former Southeast Network of Rede Ferroviária Federal S.A. and Transnordestina Logística, which operates the RFFSA’s former Northeast Network, in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

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Ports:

The Company operates in the State of Rio de Janeiro through its subsidiary Sepetiba Tecon, the Terminal for Containers (Tecon), at the Port of Itaguaí. Located in Sepetiba bay, it has a privileged road, rail and sea access.

CSN steel products shipment, handling of containers, warehousing, consolidation and deconsolidation of cargo are carried out at Tecon.

•       Energy:

Since energy is essential for its production process, the Company has invested in electricity generation assets to ensure its self-sufficiency.

For further details on the Company’s strategic investments and segments, please refer to Note 26 –Business Segment Information.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a)      Basis of presentation

The consolidated quarterly financial information has been prepared and is being presented in accordance with the International Financial Reporting Standards (IFRS) and respective rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly financial information.

The parent company quarterly financial information was prepared according to the technical pronouncement issued by the Brazilian Accounting Pronouncements Committee (CPC), and rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the quarterly financial information.

The preparation of the quarterly financial information in accordance with IFRS and BR GAAP requires the use of certain critical accounting estimates and also the judgment by the Company’s management in the process to apply the Company’s accounting policy. Those items requiring a higher judgment level and having greater complexity, as well as the items where assumptions and estimates are significant to the consolidated quarterly financial information, are being disclosed on the notes to this report and refer to the allowance for doubtful accounts, provision for inventory losses, provision for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits. Actual results may differ from these estimates.

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS pronouncement, the measurement criterion used in the preparation of the quarterly financial information considers historical cost, net value of realization, fair value, or recovery value. When IFRS and CPCs allow for the option between acquisition cost or other measurement criterion (for instance, systematic remeasurement), the acquisition cost criterion was applied.

The parent company and consolidated quarterly financial information was approved by the Board of Directors on August 2, 2011.

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(b)      Consolidated quarterly financial statement

The accounting policies have been consistently applied to all consolidated companies.

The consolidated quarterly financial information for the period ended June 30, 2011 and the year ended December 31, 2010 include the following subsidiaries and jointly-owned subsidiaries, both direct and indirect ones, in addition to exclusive funds Diplic and Mugen, as stated below:

•            Companies

	Equity interest (%)
Companies	6/30/2011	12/31/2010	Main activities

Direct interest: full consolidation
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
CSN Islands XII	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Corporate interests and financial operations
CSN Minerals (1)	100.00	100.00	Corporate interests
CSN Export	100.00	100.00	Financial operations, sale of products and corporate interests
CSN Metals (2)	100.00	100.00	Corporate interests and financial operations
CSN Americas (3)	100.00	100.00	Corporate interests and financial operations
CSN Steel	100.00	100.00	Corporate interests and financial operations
TdBB S.A	100.00	100.00	Inactive company
Sepetiba Tecon	99.99	99.99	Port services
Mineração Nacional	99.99	99.99	Mining and corporate interests
CSN Aços Longos - merged on January 1, 2011		99.99	Manufacture and sale of steel and/or metallurgical products
Florestal Nacional (4)	99.99	99.99	Reforestation
Estanho de Rondônia - ERSA	99.99	99.99	Tin minng
Cia Metalic Nordeste	99.99	99.99	Packaging production and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Packaging production and distribution of steel products
CSN Cimentos	99.99	99.99	Production of cement
Inal Nordeste - merged on May 30, 2001		99.99	Steel product service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Inactive company
Congonhas Minérios	99.99	99.99	Mining and corporate interests
CSN Energia	99.99	99.99	Electricity trading
Transnordestina Logística	82.91	76.45	Railway logistics

Indirect interest: full consolidation
CSN Aceros	100.00	100.00	Corporate interests
Companhia Siderurgica Nacional LLC	100.00	100.00	Steelmaking
CSN Europe (5)	100.00	100.00	Financial operations, sale of products and corporate interests
CSN Ibéria	100.00	100.00	Financial operations and corporate interests
CSN Portugal (6)	100.00	100.00	Financial operations and sale of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Corporate interests
Lusosider Aços Planos	99.94	99.94	Steelmaking and corporate interests
CSN Acquisitions	100.00	100.00	Financial operations and corporate interests
CSN Resources (7)	100.00	100.00	Financial operations and corporate interests
CSN Finance UK Ltd	100.00	100.00	Financial operations and corporate interests
CSN Holdings UK Ltd	100.00	100.00	Financial operations and corporate interests
Itamambuca Participações - merged on May 30, 2011		99.99	Mining and corporate interests

Direct interest: proportional consolidation
Nacional Minérios (NAMISA)	59.99	59.99	Mining and corporate interests
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Rail transport
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electricity consortium
Aceros Del Orinoco	22.73	22.73	Inactive company

Indirect interest: proportional consolidation
Namisa International Minerios SLU	60.00	60.00	Corporate interests and sale of products and ores
Namisa Europe	60.00	60.00	Corporate interests and sale of products and ores
MRS Logística	10.34	10.34	Rail transport
Aceros Del Orinoco	9.08	9.08	Inactive company

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(1)   New corporate name of CSN Energy, changed as of December 15, 2010.

(2)   New corporate name of CSN Overseas, changed as of December 15, 2010.

(3)   New corporate name of CSN Panamá, changed as of December 15, 2010.

(4)   New corporate name of Itaguaí Logística, changed as of December 27, 2010.

(5)   New corporate name of CSN Madeira, changed as of January 8, 2010.

(6)   New corporate name of Hickory, changed as of January 8, 2010.

(7)   New corporate name of CSN Cement, changed as of June 18, 2010.

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•            Exclusive funds

Other consolidation
	Interest in the capital stock (%)
Special-purpose entities	6/30/2011	12/31/2010	Main activities
Direct interest: full consolidation
DIPLIC - Multimarket investment fund	100.00	100.00	Investment fund
Mugen - Multimarket investment fund	100.00	100.00	Investment fund

In the preparation of the consolidated quarterly financial information, the following consolidation procedures have been adopted:

Unrealized gains in transactions with subsidiaries and jointly-owned subsidiaries are eliminated according to CSN’s share in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, however only to the extent there is no reduction to the recovery value (impairment). The reference date of the quarterly financial information of the subsidiaries and jointly-owned subsidiaries is the same as of the parent company and their accounting policies are in line with the policies adopted by the Company.

•           Subsidiaries

Subsidiaries are all entities (including special-purpose entities) whose financial and operational policies may be carried out by the Company, where usually there is a share ownership of more than a half of voting rights. The existence and the effect of potential voting rights, which are currently exercisable or convertible, are taken into account by evaluation if the Company controls other entity. Subsidiaries are fully consolidated as of the date when the control is transferred to the Company and are no longer consolidated as of the date when the control ends.

•           Jointly-controlled subsidiaries

The quarterly financial information of jointly-owned subsidiaries is included in the consolidated quarterly financial information as of the date when the shared control starts until the date the shared control no longer exists. Jointly-owned subsidiaries are proportionally consolidated.

(c)      Parent company quarterly financial information

In the parent company quarterly financial information, the subsidiaries and jointly-owned subsidiaries are accounted for by the equity method. The same adjustments are made both in the parent company quarterly financial information and in the consolidated quarterly financial information. Considering CSN, accounting practices adopted in Brazil applied in the parent company quarterly financial information differ from the IFRS applicable to the separate financial statements, only through the valuation of investments in subsidiaries and affiliated companies by the equity method of accounting while according to IFRS it would be cost or fair value.

(d)      Foreign currencies

i.        Functional and reporting currency

Items included in the quarterly financial statement of each of the Company’s subsidiaries are measured using the currency of the main economic environment, where each subsidiary operates (“functional currency”). Consolidated quarterly financial statement is presented in R$ (reais), which is the Company’s functional currency and the Group’s reporting currency.

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ii.       Transactions and balances

Foreign currency operations are converted into the functional currency, using foreign exchange rates effective on the transaction or evaluation dates, when items are remeasured.  Exchange gains and losses resulting from the settlement of these transactions and the conversion by foreign exchange rates as of June 30, 2011, related to monetary assets and liability in foreign currencies, are recognized on the statement of income, except when recognized in shareholders’ equity as a result of foreign operation monetary items characterized as foreign investment nature.

Balance accounts of assets and liabilities are converted by the exchange rate as of the balance sheet date, on June 30, 2011, US$1 corresponding to R$1.5611 (R$1.6662 on December 31, 2010) EUR 1 corresponding to R$2.2667 (R$2.2280 on December 31, 2010) and JPY 1 corresponding to R$0.0194 (R$0.0205 on December 31, 2010).

All other exchange gains and losses, including exchange gains and losses related to loans, cash and cash equivalents are presented on the statement of income as income or financial expense.

Changes to fair value of monetary securities in foreign currency, classified as available for sale, are split into foreign exchange variations related to the security’s amortized cost and other variations to the security’s book value.  Foreign exchange variations of amortized costs are recognized in the statement of income, and other variations in the security’s book value are recognized in shareholders’ equity.

Exchange variations from non-monetary financial assets and liabilities, for instance, investments in shares classified as measured at fair value through profit or loss, are recorded under result as part of fair value gain or loss. Exchange variations of non-monetary financial assets, for example, investments in shares classified as available for sale, are included in the comprehensive income under shareholders’ equity.

iii.      Group companies

Results and financial position of all of the Group’s entities (none of them has currency from a hyperinflationary economy), whose functional currency is different from the reporting currency, are converted into the reporting currency, as follows:

•         Assets and liabilities from each balance sheet presented are converted by the closing rate on the balance sheet date.

•         Revenues and expenses from each income statement are converted by average exchange rates (unless this average is not a reasonable rounding to the cumulative effect of rates in force on the operations date, and, in this case, revenues and expenses are converted by the rate on the operations dates); and

•         All resulting exchange rate differences are registered as a separate item under other comprehensive income.

Under the consolidation, exchange rate differences resulting from the conversion of monetary items of investment in foreign operations are recognized in shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange rate differences previously registered in other comprehensive income are recognized in the statement of income as part of gain or loss on sale.

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(e)      Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates, immediately convertible into cash and with an insignificant risk of change in their market value. Deposit certificates that may be redeemed at any time without penalties are considered cash equivalents.

(f)       Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses, and receivables from clients in foreign currency are restated at the exchange rate as of the date of the quarterly financial information. The allowance for doubtful accounts was recorded in an amount considered sufficient to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(g)      Inventories

These are recorded at the lowest value between the cost and the net realizable value. The cost is determined using the average weighted cost method in the acquisition of raw materials. Cost of both finished and under preparation products consists of raw material, labor, and other direct costs (based on the normal production capacity). Net realization value is the sale price estimated on the normal course of business, net of estimated conclusion costs and estimates costs necessary to carry on the sale. Losses on low turnover or obsolete inventories are constituted when deemed adequate. The Company has spare parts which will be used in its operating cycle, classified as other current assets, instead of being classified as inventories.

(h)      Investments

Investments in subsidiaries, jointly-owned subsidiaries and affiliated companies are recorded and measured by the equity accounting method and recognized initially by the cost. Gains or losses are recognized in profit or loss for the period as operating income (or expenses) in the parent company quarterly financial information. In the case of exchange variation of investment abroad whose functional currency is different to the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recorded in the cumulative translation adjustment  account, in the Company’s shareholders’ equity, and are only  reclassified to income statement when the investment is sold or written-off by loss. Other investments are recorded and held at cost, or fair value.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

(i)       Property, plant and equipment

Property, plant and equipment are registered at acquisition, formation or construction costs, net of accumulated depreciation or depletion and impairment. Depreciation is calculated by the straight-line method based on the economic useful life remaining from assets according to Note 12 and depletion of mines is calculated based on the amount of ore extracted, and plots of land are not depreciated in view that are considered as undefined useful life. The Company records in the book value of property, plant, and equipment, the replacement cost, by writing-off the book value of the portion that has been replaced, if it is probable that future economic benefits incorporated therein will be reverted to the Company, and if the asset cost may be estimated reliably. All other expenses are registered to the expense account when incurred. Loan costs related to funds raised for work in progress are capitalized until these projects are concluded.

If some components of the assets from property, plant and equipment have different useful lives, these components are depreciated as a different item from property, plant and equipment.

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Gains and losses from disposal are determined by the comparison of the sale value less the residual value and are registered in “other operating income/expenses”.

Development costs of new iron ore fields or to expand the capacity of operating mines are capitalized and amortized by the method of units produced (extracted) based on probable and proven ore amounts. Exploitation expenditures are deemed as expenses until the mining activity is made feasible; after this period, the subsequent development costs are capitalized.

(j)       Intangible assets

Intangible assets comprise assets acquired from third parties, including by means of business combinations, and/or those internally generated.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploitation or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, are not amortized.

•       Goodwill

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. The goodwill from acquisition of subsidiaries is recorded as intangible asset in the consolidated quarterly financial information. In the parent company balance sheet, the goodwill is included in investments. Negative goodwill is recorded as gain in the profit or loss for the period, on the acquisition date. Goodwill is annually tested for impairment. Impairment losses recognized over goodwill are irreversible. Gains and losses from the disposal of a Cash Generating Unit (CGU) include goodwill book value relating to the CGU sold.

Goodwill is allocated to Cash Generating Units (CGUs) for the purpose of impairment test. The allocation is made for Cash Generating Units or groups of Cash Generating Units, which should benefit from the business combination goodwill came from, and the unit is not larger than the operational segment.

•       Software

Software licenses purchased are capitalized based on incurred costs to buy software and to make them ready to be used. These costs are amortized by the straight-line method during the estimated economic useful life.

(k)      Impairment of non-financing assets

Assets with an undefined useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization are reviewed to impairment verification whenever events or changes to circumstances show that book value may not be recoverable. Impairment loss is accounted for by book value of the asset exceeding its recoverable value. This last one is the highest value between an asset fair value net of sale costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels for which there are inflow identifiable cash flows separately (CGUs). Non-financial assets, except for goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

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(l)       Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contribution to a separate entity (social security plan) and it will have no legal or constructive obligation to pay additional values. Liabilities for contributions to defined contribution pension plans are accounted for as employee benefit expenses to the profit or loss for the periods in which services are provided by employees. Contributions paid in advance are recorded as an asset upon the cash repayment condition or the decrease in future payments is available. Contributions to a defined contribution plan whose maturity is expected for 12 months after the final period in which the employee provides the service are discounted at their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than the defined contribution plan. The Company’s net liability as to defined benefit pension plans is individually calculated to each plan through the value estimate of the future benefit employees accounted for as return by services provided for in the current period and previous periods; that benefit is discounted at its present value. Any costs of unregistered previous services and fair values of any plan assets are discounted. Discount rate is the return shown on the reporting date of the quarterly financial information to first-tier debt securities, whose maturity dates are close to the Company’s debt conditions and that are denominated in the same currency in which benefits are expected to be paid. The calculation is made on an annual basis by a qualified actuary through the projected unit credit method. When calculation results in a benefit to the Company, asset to be recorded is limited to total of any unrecognized previous services costs and the present value of economic benefits available as future refund of the plan or decrease in future contribution to the plan. In order to calculate present value of economic benefits, a consideration is given to any minimum costing requirements applied to any plan in the Company. An economic benefit is available to the Company if it is realizable during the plan’s life, or in the settlement of the plan liabilities.

When benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is registered in the statement of income at the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recorded in the statement of income.

The Company opted to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income.

ii.    Profit sharing and bonuses

Employee profit sharing is subject to achieving certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

(m)     Provisions

Provisions are registered when: (i) the Company has a present liability either legal or acquired resulting from past events, (ii) it is likely to have a future disbursement to settle a present liability, and (iii) when the value may be estimated with reasonable safety. Provisions are determined by discounting estimated future cash flows based on a discount rate before taxes that shows a market valuation of the cash value in time and, where appropriate, specific liability risks. The liability increase due to time is recorded as financial expense.

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(n)      Concessions

The Company has governmental concessions and payments are classified as operating lease.

(o)      Share capital

Common shares are classified as equity.

Additional costs directly attributed to the issue of new shares or options are stated in shareholders’ equity as a deduction of the amount raised, net of taxes.

When any company of the group buys shares from the Company’s capital stock (treasury shares), the amount paid, including any additional costs directly chargeable (net of income tax), is decreased from the shareholders’ equity attributed to the Company’s shareholders until shares are cancelled or issued again. When these shares are subsequently issued again, any amount received, net of any additional transaction costs directly chargeable and respective income and social contribution tax effects, it is included in the shareholders’ equity attributed to the Company’s shareholders.

(p)      Operating revenue

The revenue from sales in the normal course of operations is measured at the fair value of the consideration received or receivable. The operating revenue is recognized when there is persuasive evidence that the significant risks and rewards inherent to the ownership of the goods have been transferred to the buyer; it is probable that future economic benefits will flow to the entity, that the associated costs and the possible return of goods can be measured reliably; the entity does not retain continuing involvement with the goods sold and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be reliably measured, then such discounts are recognized as a reduction of operating revenue as sales are recognized. Service revenue is recognized when services are rendered.

The transfer of risks and rewards is determined by the individual terms of the contract of sale. For export sales, the transfer of risks and rewards of ownership depend on the terms of delivery set out in the incoterms governing the contract.

(q)      Financial income and expenses

Financial income includes interest income on invested funds (including available-for-sale financial assets), dividend income (except for dividends received from investees stated under the equity method in the parent company), gains on sale of available-for sale-financial assets, gains and losses arising from the change in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging derivatives that are recognized in the statement of income. Interest income is recognized in profit or loss using the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive the dividend is established. The dividend distributions received from investees recorded under the equity method reduce the investment amount.

Financial expenses include borrowing costs, net of the discount to present value of provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at the fair value through profit or loss, impairment losses recognized in the financial assets, and losses on hedging instruments that are recognized in the income statement. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured in the income statement using the effective interest method.

Exchange gains and losses are reported on a net basis.

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(r)       Income and social contribution taxes

Income and social contribution taxes for current and deferred year are calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240, and at the rate of 9% on taxable income for the social contribution on net income. Tax losses and social contribution tax loss carryforward are offset, limited to 30% of the taxable income.

Income and social contribution tax expense comprise current and deferred tax.  Current and deferred taxes are recognized in the income statement except to the extent that it relates to a business combination, or items recognized directly in shareholders’ equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted, at the reporting date of the quarterly financial information and any adjustment to tax payable in respect of previous years.

Deferred taxation is recognized on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes. Deferred taxation is not accounted for on the following temporary differences: the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, and differences related to investments in subsidiaries and controlled entities when it is probable that they will not be reversed in the foreseeable future. In addition, deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. Deferred taxation is calculated using the rates that are expected to apply to the temporary differences when they are reversed, based on the laws that were enacted or substantively enacted until the financial statement reporting date.

Deferred tax assets and liabilities may be netted if there is a legal right to offset the current tax asset and liability amounts and they relate to the same taxing authority.

A deferred income and social contribution tax asset is recognized by unused tax losses, tax credits and deductible temporary differences when it is probable that future income subject to taxation will be available and against which they will be used.

Deferred income and social contribution tax assets are reviewed at each reporting date and will be reduced as their realization is no longer probable.

(s)      Earnings per share

Earnings per share are calculated through the net income for the period attributable to the Company’s controlling shareholders and the weighted average of the common shares outstanding in the respective period. Diluted earnings per share are calculated through the said average of the outstanding shares, adjusted by instruments potentially convertible into shares, with a diluting effect, in the reporting periods. The Company does not have instruments potentially convertible into shares and, consequently, diluted earnings per share are equal to basic earnings per share.

(t)       Environmental  and restoration costs

The Company recognizes a provision for recovery costs and fines when a loss is probable and the amounts of related costs can be reliably determined. Usually, a provision in the amount to be used in the recovery in the amount is recorded until the feasibility study is completed or the commitment to a formal action plan is fulfilled.

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Expenses related to compliance with environmental regulations are charged to profit (loss) or capitalized, as appropriate. The capitalization is considered as appropriate when the expenses refer to items that will continue to benefit the Company and that are basically pertinent to the acquisition and installation of equipment to control pollution and/or prevention.

(u)      Research and development

All these costs are recognized in the statement of income when incurred, except when they meet the criteria for capitalization. Expenses on the research and development of new products for the period ended June 30, 2011 was R$3.130 (R$737 on June 30, 2010).

(v)      Financial instruments

i)       Classification

Financial assets are classified in the following categories: measured at fair value through profit or loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Company’s Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been recorded as cash flow hedge. Assets in this category are classified as current.

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at an active market. They are included as current assets, except those with a maturity term greater than 12 months after the balance sheet date (these are classified as non-current assets). Loans and receivables comprise loans to affiliated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, excluding short-term investments. Cash and cash equivalents are recognized at fair value. Loans and receivables are accounted for at the amortized cost, using the effective interest method.

•         Financial assets held to maturity

They are basically financial assets acquired with the financial purpose and financial capacity to be held in portfolio until maturity. Investments held to maturity are firstly recognized at the amount including any directly attributable transaction costs. After their initial recognition, these are measured at the amortized cost through the effective interest method, decreased by any impairment loss.

•         Financial assets available for sale

These are non-derivative financial assets designated as available for sale that are not classified in any other category. They are included in non-current assets when they are the Company’s strategic investments, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value.

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ii)      Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date, i.e., the date on which the Company undertakes to buy or sell the asset. The investments are initially recognized at fair value, plus transaction costs for all the financial assets not classified at the fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and transaction costs are expensed in the income statement. Financial assets are written off when the rights to receive cash flow from the investments expire or are transferred; in the latter case, provided that the Company has transferred significantly all the risks and rewards of the ownership. Financial assets available for sale and the financial assets measured at fair value through profit or loss are subsequently recognized at fair value. Loans and receivables are accounted for at amortized cost, using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under financial income in the period when they occur. Revenue from dividends of financial assets measured at fair value through profit or loss is recognized in the income statement as part of other financial income, when the Company’s right to receive the dividends is established.

The changes in the fair value of financial assets denominated in foreign current and classified as available for sale, are divided between the conversion differences resulting from the changes in the amortized cost of the financial assets and other changes in the financial assets’ book value. The exchange rate changes in financial assets are recognized in income statement. The exchange rate changes in non-financial assets are recognized in shareholders’ equity. The changes in the fair value of financial and non-financial assets classified as available for sale are recognized in other comprehensive income.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as other income. Dividends of shareholders’ equity’s instruments available for sale, such as shares, are recognized in the income statement as part of other financial income, when the Company’s right to receive payments is established.

The fair value of publicly quoted investments is based on current purchase prices. If the market of a financial asset (and bonds not listed on the stock exchange) is not active, the Company establishes fair value through valuation techniques. These methods include the use of transactions recently contracted with third parties, reference other instruments that are substantially similar and an analysis of discounted cash flows and option pricing models that optimize the use of market generated information and minimize the use of information provided by the Company's management.

The Company measures at the balance sheet date if there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale bonds, a significant or long decrease in the fair value to below its cost value is an indicator that it is impaired. If there is any evidence of impairment of available-for-sale financial assets, the cumulative loss measured as the difference between cost of purchase and the current fair value, less any impairment loss for the financial asset previously recorded in income, is transferred from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement of equity instruments are not reversed through the income statement.

•         Offsetting financial instruments

A financial asset and a financial liability is offset and the net amount reported in the balance sheet when an entity has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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•         Impairment of financial assets

Assets measured at amortized cost

The Company evaluates at the end of each reporting period if there is objective evidence that the financial asset or group of financial assets is impaired. An asset or a group of financial assets is impaired and the impairment losses are incurred only if there is objective evidence of impairment as the result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on estimated future cash flows of the financial asset or group of financial assets that can be measured reliably.

The criteria CSN uses to determine if there is objective evidence of impairment loss include:

•       relevant financial difficulty of the issuer or debtor;

•       a contract breach, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons related to the financial difficulty of the borrower, guarantees the borrower a concession that the creditor would not consider;

•       it is likely that the borrower will undergo bankruptcy or another financial reorganization;

•       the disappearance of an active market for that financial asset due to financial difficulties; or

•       observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets, since the initial recognition of these assets, although the reduction still cannot be identified with the individual financial assets in the portfolio, including:

- Adverse change in the payment situation of the borrowers in the portfolio;

- National or local economic conditions that relate to the default on the portfolio’s assets.

The amount of loss is measured as the difference between the book value of the assets and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets’ original effective interest. The book value of the asset is written down and the amount of loss is recognized in the income statement. If a loan or investment held to maturity has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the agreement. The Company may measure impairment based on the fair value of an instrument using an observable market price.

If, in a subsequent period, the impairment loss is reduced and the reduction can be objectively related to an event that occurred after the impairment was recognized (an improvement in the debtor’s credit rating), the impairment loss reversal will be recognized in the consolidated income statement.

Assets classified as available for sale

At the end of each reporting period, CSN assesses whether there is objective evidence of a deteriorated financial asset or group of financial assets. For debt notes, CSN utilizes the criteria mentioned above. For equity instrument (shares) classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that assets are deteriorated. Should any such evidence exist for financial assets available for sale, the accumulated loss - measured as the difference between the acquisition cost and its current fair value, less any impairment loss over the financial asset previously recognized in the income statement, will be reclassified from shareholders’ equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and such increase can be objectively related to an event occurred after the impairment was recognized as loss, the impairment loss is reversed through the income statement.

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iii)     Derivative instruments and hedging activities

•         Foreign exchange gain or loss in foreign operations

Any gain or loss of the instrument related to the effective portion is recognized in shareholders’ equity. The gain or loss related to the non-effective portion is immediately recognized in the statement of income under “Other net gains (losses)”.

Gains and losses accumulated in equity are included in the statement of income when foreign operation is partially disposed of or sold.

•         Derivatives measured at fair value through profit or loss

Some derivative instruments are not qualified for hedge accounting. Changes in fair value of any of these derivative instruments are immediately recognized in the statement of income under “Other net gains (losses)”. Although the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

(w)     Segment information

An operational segment is a Group component committed to the business activities, from which it can obtain revenues and incur in expenses, including revenues and expenses related to transactions with any other Group component. All operating income from operational segments are regularly reviewed by CSN’s Executive Board for decision-making about funds to be allocated to the segment and performance evaluation, to which there is distinctive financial information available (see Note 26).

(x)     Government grants

Government grants are not recognized until there is reasonable safety that the Company will comply with related conditions and that grants will be received and then systematically recognized in the income statement during the periods in which the Company recognizes as expense corresponding costs that grants intend to offset.

The Company has state tax incentives in the North and Northeast regions, which are recognized in income as corresponding costs and expenses reduction.

3.     RELATED PARTY TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 47.86% interest in the voting capital.

On December 27, 2010, Rio IACO acquired 3.99% of interest in CSN by Caixa Beneficente dos Empregados da CSN (“CBS”) becoming part of the controlling group.

CSN recorded interest on shareholders’ equity for the period for Vicunha Siderurgia and Rio Iaco, whose accumulated amount on June 30, 2011, is indicated in the table below, according to the interest percentage of Vicunha Siderurgia and Rio Iaco in CSN until the closing date of this quarterly financial information.

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Companies	Minimum mandatory dividends	Interest on shareholders' equity proposed	Additional dividends proposed	Total	Dividends distributed	Interest on shareholders' equity paid
Vicunha Siderurgia		104,661		104,661	717,835	170,746
Rio Iaco		8,728		8,728	59,871	14,241
Total on 6/30/2011		113,389		113,389	777,706	184,987
Total on 12/31/2010	141,174	184,985	636,509	962,668	717,834	33,499

The corporate structure of Vicunha Siderurgia is described as follows (unreviewed information):

Vicunha Aços S.A. – holds 99.99% in Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% in Vicunha Aços S.A.

National Steel S.A. – holds 33.04% in Vicunha Aços S.A.

CFL Participações S.A. – holds 40% in National Steel S.A. and 39.99% in Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% in National Steel S.A., 59.99% in Vicunha Steel S.A. and 99.99% in Rio Iaco Participações S.A.

b)     Transactions with jointly-controlled subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, purposes and transactions with these companies are stated as follows:

•  Assets

	Accounts receivable	Dividends receivable		Total
Companies			Loan (*)
Nacional Minérios	155,842	587,770		743,612
MRS Logística	670	23,900		24,570
Total on 6/30/2011	156,512	611,670		768,182
Total on 12/31/2010	47,268	616,989	1,241,095	1,905,352

(*) On April 29, 2011, Nacional Minérios S.A. settled in advance the amount of R$1,224,657 (of which R$1,197,800 relating to principal and R$26,857 relating to interest), as provided for in the loan agreement.

•  Liabilities

Companies	Advances from customers	Current accounts	Others	Total
Nacional Minérios	8,039,182	12,162		8,051,344
MRS Logística			18,652	18,652
Itá Energética			9,913	9,913
Total on 6/30/2011	8,039,182	12,162	28,565	8,079,909
Total on 12/31/2010	7,924,542	18,423	68,340	8,011,305

Nacional Minérios: the customer advance received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042.

MRS Logística: in other accounts payable we recorded the amount provisioned to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

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Itá Energética: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

•  Results

Companies	Revenues			Expenses
	Sales	Interest and monetary variations	Total	Purchases	Interest and monetary variations	Total
Nacional Minérios	500,335	42,412	542,747	13,155	478,448	491,603
MRS Logística				176,901		176,901
Itá Energética				55,155		55,155
Total on 6/30/2011	500,335	42,412	542,747	245,211	478,448	723,659
Total on 6/30/2010	290,637	51,731	342,368	235,348	462,614	697,962

The Company`s main operations with jointly-owned subsidiaries are purchase and sale of products and services that include iron ore supply, port service provision transactions, rail transportation as well as electric power supply for operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

•  Assets

Companies	Accounts receivable	financial instruments / investments (1)	Loans(2)/ Advances	Dividends receivable	Advance for future capital increase	Derivative financial instruments (3)	Total

CSN Islands VIII					3,950	246,287	250,237
CSN Portugal	481,931						481,931
CSN Europe	201,507						201,507
CSN Export	86,395						86,395
Lusosider	34,863						34,863
International Investment Fund			19,802				19,802
Companhia Metalúrgica	223,979				41,000		264,979
CSN Cimentos	2,590				744,094		746,684
Cia. Metalic Nordeste	4,165						4,165
Estanho Rondônia			534				534
Transnordestina Logística					53,505		53,505
Florestal Nacional			154,468				154,468
Sepetiba Tecon	144			16,503			16,647
Mineração Nacional				12			12
CSN Energia					3,000		3,000
Exclusive funds		899,175					899,175
Total on 6/30/2011	1,035,574	899,175	174,804	16,515	845,549	246,287	3,217,904
Total on 12/31/2010	814,409	204,677	141,639	5,555	1,252,801	254,231	2,673,613

(1) The financial investments and the investments in exclusive funds are managed by Banco BTG Pactual. Financial investments totaled R$711,552, and investments in Usiminas shares totaled R$187,623 classified as available-for-sale investments.

(2) International Investment Fund – agreements in US$ dollars: 4.3% p.a. interest with indeterminate maturity.

      Florestal Nacional – agreements in R$: 100.5% to 105.5% of CDI with maturity extended to January 31, 2012 (previous maturity: July 1, 2011)

(3) Financial instruments agreement, specifically Swap between CSN and Islands VIII.

Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

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•  Liabilities

Companies	Loans and financing			Accounts payable
	Prepayment (1)	Fixed Rate Notes (2)	Loans and intercompany bonds (2)	Loans (3) / checking accounts	Other	Total

CSN Islands VIII		1,148,812		1,434		1,150,246
CSN Portugal	291,941					291,941
CSN Europe			16,450	34,042		50,492
CSN Resources	1,662,120	691,096	1,464,300			3,817,516
CSN Aceros				15,693		15,693
CSN Ibéria				36,820		36,820
Estanho Rondônia					5,222	5,222
Congonhas Minérios			1,295,996			1,295,996
Others (*)					5,286	5,286
Total on 6/30/2011	1,954,061	1,839,908	2,776,746	87,989	10,508	6,669,212
Total on 12/31/2010	2,080,721	1,955,135	2,253,838	570,257	43,774	6,903,725

Transactions with these subsidiaries are carried out under market conditions.

(1)   Contracts in US$ - CSN Portugal: interest from 6.15% to 7.43% p.a. with maturity in May 2015.
Contracts in US$ - CSN Resources: interest from 2.26% to 10.00% p.a. with maturity in June 2018.

(2)   Contracts in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

Contracts in US$ - CSN Resources: interest of 4.14% p.a. with maturity in July 2015.

Contracts in US$ - CSN Europe: semiannual Libor + 2.25% p.a. with maturity on September 15, 2011.

Contracts in US$ - CSN Resources: Intercompany Bonds, interest of 9.125% p.a. with maturity on June 1, 2047.

Contracts in US$ – CSN Resources: 2.01% to 3.99% p.a. with maturity in December 2013.

Contracts in R$ - Congonhas Minérios: 100.3% to 105.5% p.a. of CDI, with maturity extended to January 31, 2012 (previous maturity: July 1, 2011).

(3)   Contracts in US$ - CSN Ibéria: semiannual Libor + 3% p.a. with indeterminate maturity.

(*) Others: CSN Cimentos, Companhia Metalúrgica Prada, Cia. Metalic Nordeste and Sepetiba Tecon.

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•  Results

Companies	Revenues			Expenses
	Sales	Interest and monetary and exchange variations	Total	Purchases	Interest and monetary and exchange variations	Total

CSN Islands VIII		48,630	48,630		33,054	33,054
CSN Portugal	428,963	20,406	449,369		42,052	42,052
CSN Europe	157,402	4,029	161,431		14,570	14,570
CSN Resources		261,111	261,111		120,521	120,521
CSN Export	8,644	2,680	11,324		7,126	7,126
Lusosider	35,503		35,503		639	639
International Investment Fund		376	376		1,297	1,297
CSN Ibéria		2,869	2,869		516	516
CSN Aceros		1,057	1,057
Inal Nordeste	32,082		32,082	74		74
Companhia Metalúrgica Prada	568,553		568,553	6,600		6,600
CSN Cimentos	10,645		10,645	206		206
Cia. Metalic Nordeste	40,281		40,281	1,302		1,302
Estanho de Rondônia				41,474		41,474
Florestal Nacional		7,989	7,989
Sepetiba Tecon	2,115		2,115	1,069		1,069
Exclusive funds					151,213	151,213
Congonhas Minérios					70,156	70,156
Total on 6/30/2011	1,284,188	349,146	1,633,334	50,725	441,145	491,870
Total on 6/30/2010	1,081,403	229,099	1,310,502	31,065	421,572	452,637

The Company’s main operations with subsidiaries are the purchase and sale of products and services, including iron ore, steel and port services.

d) Other related parties

•  CBS Previdência

The Company is its main sponsor, a non-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As a sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans, Note 28.

•  Fundação CSN

The Company develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

•  Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in current account and financial investments in fixed income.

•  CBL – Companhia Brasileira de Latas

CBL (Companhia Brasileira de Latas) operates in the metallic steel packages segment for the chemical and food segments, supplying packages to the main companies in the market.

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On June 30, 2011, in the long term, the Company had accounts receivable amounting to R$239,039 (R$239,039 on December 31, 2010), which is duly accrued.

The balances of transactions between the Company and these entities are shown as follows:

I) Assets and liabilities

	Assets			Liabilities
Companies	Banks / marketable securities	Accounts receivable	Total	Actuarial liabilities	Accounts payable	Total
CBS Previdência				367,839		367,839
Fundação CSN		1,199	1,199		11	11
Banco Fibra	72		72
Usiminas		33,288	33,288		6,026	6,026
Panatlântica		23,106	23,106
Total on 6/30/2011	72	57,593	57,665	367,839	6,037	373,876
Total on 12/31/2010	86	25,881	25,967	367,839	16,133	383,972

ii) Results

	Income			Expenses
Companies	Sales / interest income	Total	Pension Fund expenses	Purchases / other expenses	Total
CBS Previdência			31,005		31,005
Fundação CSN				883	883
Banco Fibra	35	35
CBL	34,807	34,807
Usiminas	183,200	183,200		7,844	7,844
Panatlântica	135,345	135,345
Total on 6/30/2011	353,387	353,387	31,005	8,727	39,732
Total on 6/30/2010	14,732	14,732	39,098	916	40,014

e) Key management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors and statutory directors. Information on compensation and balances existing on June 30, 2011 is shown below.

	6/30/2011	6/30/2010
	Results	Results
Short-term benefits for employees and Management	14,473	12,255
Post-employment benefits	20	19
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	14,493	12,274

n/a – not applicable

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f) Policy of investments and payment of interest on shareholders’ equity and distribution of dividends

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit sharing policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76, as amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

4.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Current assets
Cash and cash equivalents
Cash and banks	131,978	156,580	14,890	14,033

Marketable securities
In Brazil:
Exclusive investment funds			711,552
Investment funds (*)			519,940
Government bonds	558,717	477,529
Fixed income investments and debentures (**)	1,953,797	2,134,364	54,858	93,062
	2,512,514	2,611,893	1,286,350	93,062
Abroad:
Time deposits	9,040,502	7,470,805	1,115	1,202
Total marketable securities	11,553,016	10,082,698	1,287,465	94,264
Cash and cash equivalents	11,684,994	10,239,278	1,302,355	108,297

The available financial funds in the parent company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to government and corporate bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits with first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The fund quota holders may be called to secure the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

(*) “Vértice” investment fund portfolio is managed by Federal Savings Bank (CEF).

(**) Fixed income: financial investments in the amount of R$1,884,690 in the consolidated and R$54,858 in the parent company, backed by Bank Deposit Certificates, with remuneration based on the variation of Interbank Deposit Certificates  (CDI).

Debentures: Investments totaling R$69,107 in consolidated from jointly-owned subsidiary MRS, with remuneration based on the variation of CDI.

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5.     TRADE ACCOUNTS RECEIVABLE

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Trade accounts receivable
Third parties
Domestic market	915,510	846,507	570,147	577,589
Foreign market	709,154	530,356	14,770	14,948
Doubtful debt allowance	(119,084)	(117,402)	(100,285)	(99,023)
	1,505,580	1,259,461	484,632	493,514
Related parties (Note 3 - b and c)			1,192,086	861,677
	1,505,580	1,259,461	1,676,718	1,355,191

Other accounts receivable
Dividends receivable (Note 3 - b and c)			628,185	622,544
Loans to jointly-controlled subsidiaries	44,904	17,318	155,002	164,210
Other receivables	96,846	90,980	25,134	39,027
	141,750	108,298	808,321	825,781
	1,647,330	1,367,759	2,485,039	2,180,972

In order to meet the needs of some customers in the domestic market, related to the extension of steel payment term, in common agreement with CSN’s internal commercial policy and the maintenance of its short-term receivables (up to 14 days), as requested by the customer, loan granting operations without co-obligation are negotiated between the customer and common banks, where CSN grants trade bills/notes issued by it to common banks.

Due to the characteristics– of the transactions for assignment of receivable without co-obligation, CSN, after granting client trade bills/notes and receiving funds from closing each operation, settles accounts receivable and fully releases itself from the operation credit risk.

This operation amounts to R$301,688 on June 30, 2011 (R$247,680 on December 31, 2010), less the trade accounts receivable.

 The changes in the provision for losses on the company´s trade accounts receivable are as follow:

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Opening balance	(117,402)	(164,077)	(99,023)	(107,558)
Allowance for losses on trade accounts receivable	(10,352)	(7,439)	(9,902)	(8,535)
Receivables recovered	8,670	54,114	8,640	17,070
	(119,084)	(117,402)	(100,285)	(99,023)

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6.     INVENTORIES

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Finished products	844,232	1,016,594	596,272	783,556
Work in process	613,345	588,723	534,327	550,824
Raw materials	875,078	656,286	680,492	534,514
Supplies	953,407	864,205	785,019	737,407
Ore	318,264	313,716	176,903	179,543
Allowance for losses	(86,516)	(83,738)	(87,490)	(79,131)
	3,517,810	3,355,786	2,685,523	2,706,713

Provisions have been recognized for certain items considered as obsolete or slow-moving inventories.

On June 30, 2011, the Company had iron ore long-term inventories amounting to R$138,771, classified in other non-current assets (R$130,341 on December 31, 2010).

7.     OTHER CURRENT ASSETS

The group of other current assets are comprised as follows:

(Other current assets recorded under current assets are as follows)

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Prepaid taxes	133,037	89,596	94,321	7,129
Margin required for financial instruments (Note 15)	263,965	254,485
Unrealized gains with derivatives			246,287	254,231
Prepaid expenses	48,455	12,997	35,023	4,189
	445,457	357,078	375,631	265,549

8.     INCOME TAXES

(a)   Income tax and social contribution  (IR and CSLL) recognized in the profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

		Consolidated		Parent Company
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
(Expenses)/revenue with income and social contribution taxes
Current	(97,904)	(53,170)	(7,775)	(3,671)
Deferred	(306,496)	(156,786)	(201,523)	(59,065)
	(404,400)	(209,956)	(209,298)	(62,736)

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The reconciliation of income and social contribution taxes expenses and revenues of the parent company and consolidated and the effective IR and CSLL rate are shown as follows:

		Consolidated		Parent Company
Profit before tax and social contribution	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Income before income and social contribution taxes	2,157,257	1,537,540	1,965,301	1,390,442
Tax	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(733,467)	(522,764)	(668,202)	(472,750)
Adjustments to reflect effective rate:
Benefit of interest on shareholders' equity	74,352	60,659	74,352	60,659
Equity in the earnings of subsidiaries at different rates or which are not taxable	430,265	167,064	524,818	277,867
Tax incentives	2,379	27,308	1,655	27,308
Adjustments from installment payment of Law 11,941 and MP 470	16,304	107,615	16,088	91,907
Sale of securities	(186,483)		(146,928)
Other permanent exclusions (additions)	(7,750)	(49,838)	(11,081)	(47,727)
Income and social contribution taxes on income for the period	(404,400)	(209,956)	(209,298)	(62,736)
Effective rate	19%	14%	11%	5%

(b)   Deferred income tax and social contribution:

Deferred income and social contribution taxes are recorded in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective book value.

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Deferred income tax and social contribution
Income tax carryfoward	2,689	4,944
Social contribution losses	1,059	1,871
Temporary differences	1,338,655	1,586,126	691,709	854,437
- Provision for contingencies	269,733	298,708	252,103	276,098
- Provision for losses in assets	45,363	40,345	22,503	22,342
- Provision for inventory losses	30,004	26,011	29,747	25,660
- Provision for gains/losses in financial instruments	193,828	183,169	94,086	116,753
- Provision for interest on shareholders' equity	74,420	121,351	74,420	121,351
- Provision for long-term sales	1,221	1,221	1,221	1,221
- Provision for consumptions and services	62,393	43,828	38,993	31,371
- Allowance for losses on trade accounts receivable	123,328	146,865	121,287	144,732
- Provision for payments of private pension plans		7,012
- Goodwill on merger	475,992	599,730	30,093	36,780
- Others	62,373	117,886	27,256	78,129
Non-current assets	1,342,403	1,592,941	691,709	854,437

Some companies of the group recorded tax credits on income and social contribution taxes loss carryforwards that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

In July 2010, the Company adhered to the Tax Recovery Program – REFIS and chose to offset part of the tax loss balance as of December 31, 2009 and portion B of the tax accounting ledger (LALUR) from the credits deriving from income and social contribution taxes loss carryforwards in the amount of R$110,192 and R$39,669, respectively, with the last four installments of the tax recovery program, debit modality as provided for Provisional Measure 470/09 paid in 12 months, according to the applicable legislation.

For being subject to any material aspects that might change realization projections, the book value of deferred tax assets is reviewed quarterly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income.

Some of CSN’s subsidiaries have tax credits amounting to R$320,917 and R$93,886 of income and social contribution taxes losses carryforwards, for which no deferred tax was recorded, of which R$15,183 expire in

2011, R$51 in 2012, R$9,132 in 2013, R$639 in 2014, R$26,256 in 2015 and R$39,599 in 2025. The remaining tax credits refer to domestic companies, thus, these do not expire.

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The tax credit on goodwill of Nacional Minérios S.A., resulting from the merger of Big Jump in July 2009, was R$1,391,858. Up to June 30, 2011, R$533,546 (R$394,360 until 2010) was realized, and R$858,312 remains to be realized by 2014. From 2011 to 2013 this realization will be R$139,186 for 2011, R$278,372 for 2012 and 2013 and in the last year, in 2014, the benefit will be R$162,382.

Undistributed profits related to the Company’s foreign subsidiaries were invested and continued to be invested in its operations. These undistributed profits related to the Company’s foreign subsidiaries amounted to R$4,086,224 on June 30, 2011. If circumstances change and the tax authorities position when applying treaties to avoid double taxation to prevail at courts, these undistributed profits may trigger a tax obligation of R$1,631,203.

(c)   Income tax recognized in  equity:

Income and social contribution taxes directly recognized in shareholders' equity are shown below:

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
(Losses)/gains from income and social contribution taxes
Actuarial gains and losses	125,065	125,065	125,065	125,065
Available for sale financial instruments	134,522	75,522	46,109	11,242
Exchange variation on foreign operation	429,368	433,297	429,368	433,297

(d)   Tax incentives

The Company benefits from tax incentives of income tax based on prevailing laws, such as: Employee Meal Program, Rouanet Law, Tax Incentives from Audiovisual Activities, Child and Teenager Rights Funds and Incentive to Sports and Sports for the Disabled Projects. On June 30, 2011, they amounted to R$2,238 (on June 30, 2010, the Company did not benefit from these tax incentives).

9.     OTHER NONCURRENT ASSETS

Other non-current assets are broken down as follows:

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Judicial deposits (Note 19)	1,752,648	2,774,706	1,676,609	2,704,026
Recoverable Taxes(*)	234,580	247,910	103,633	122,868
Prepaid expenses	113,994	115,755	26,050	27,540
Others	284,637	283,478	179,849	172,202
	2,385,859	3,421,849	1,986,141	3,026,636

(*) This mainly refers to PIS/COFINS and ICMS on the acquisition of fixed assets, which will be recovered during a 48-month period.

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10.   INVESTMENTS

a)     Direct interest in subsidiaries and jointly-controlled subsidiaries

							6/30/2011	6/30/2010				12/31/2010
Companies				Net				Net
	Number of shares		%	income				income	%
	(in units)		Direct	(loss)			Shareholders'	(loss)	Direct			Shareholders'
	Common	Preferred	interest	for the period	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity
Cia. Metalic Nordeste	92,293,156		99.99	9,137	161,915	47,543	114,372	12,026	99.99	153,707	48,472	105,235
INAL Nordeste (*)			99.99	(3,595)				(1,503)	99.99	41,926	11,524	30,402
CSN Aços Longos (**)			99.99	(334)				(1,111)	99.99	529,833	265,516	264,317
GalvaSud (***)								8,424
CSN Steel	1,204,072,527		100.00	(186,085)	3,335,767	160,536	3,175,231	361,662	100.00	3,450,038	99,293	3,350,745
CSN Metals	256,951,582		100.00	(38,294)	933,969	5,619	928,350	(472,408)	100.00	972,894	5,905	966,989
CSN Americas	151,877,946		100.00	231,941	1,048,601	4,564	1,044,037	165,724	100.00	964,271	4,857	959,414
CSN Minerals	131,649,926		100.00	939,093	2,049,187	4,401	2,044,786	156,101	100.00	1,649,792	4,463	1,645,329
CSN Export	35,924,748		100.00	162,183	646,787	140,460	506,327	56,676	100.00	499,857	155,713	344,144
Companhia Metalúrgica Prada	3,444,661		100.00	(112,861)	676,667	330,344	346,323	11,365	100.00	609,133	170,423	438,710
CSN Islands VII	20,001,000		100.00	(3,720)	264,171	240,198	23,973	(521)	100.00	254,706	227,013	27,693
CSN Islands VIII	1,000		100.00	(100)	1,158,507	1,112,283	46,224	989	100.00	1,224,853	1,178,529	46,324
CSN Islands IX	3,000,000		100.00	1,359	654,289	653,153	1,136	(1,850)	100.00	698,345	698,567	(222)
CSN Islands X	1,000		100.00	1,930	61	33,693	(33,632)	(3,087)	100.00	92	35,645	(35,553)
CSN Islands XI	50,000		100.00	(484)	1,196,917	1,191,412	5,505	(5,105)	100.00	1,277,555	1,271,521	6,034
CSN Islands XII	1,540		100.00	(43,626)	1,486,597	1,559,416	(72,819)		100.00	1,634,731	1,663,926	(29,195)
Tangua	10		100.00	(1,306)	19,907	36	19,871	7,640	100.00	21,228	39	21,189
International Investment Fund	50,000		100.00	9,856	150,786	19,802	130,984	9,698	100.00	141,852	20,724	121,128
MRS Logística	188,332,667	151,667,313	22.93	269,823	4,890,018	2,720,074	2,169,944	241,883	22.93	4,804,343	2,784,495	2,019,848
Transnordestina Logística	1,474,520,512	255,863,653	82.91	(18,449)	3,097,295	2,005,678	1,091,617	(455)	76.45	2,801,908	1,995,861	806,047
Sepetiba Tecon	254,015,053		99.99	13,720	299,871	109,185	190,686	15,538	99.99	293,264	105,350	187,914
Itá Energética	520,219,172		48.75	30,510	817,263	189,838	627,425	22,502	48.75	852,239	255,324	596,915
CSN Energia	26,123		99.99	(4,211)	16,718	2,998	13,720	620	99.99	17,929	(1)	17,930
Estanho de Rondônia - ERSA	34,236,307		99.99	9,531	35,619	7,951	27,668	1,060	99.99	27,684	9,548	18,136
Congonhas Minérios	64,610,863		99.99	(10,790)	2,025,558	2,014,989	10,569	(2,115)	99.99	2,035,285	2,013,926	21,359
Mineração Nacional	1,000,000		99.99	44	1,095	16	1,079	12	99.99	1,048	2	1,046
Nacional Minérios	475,067,405		59.99	1,050,060	13,346,997	1,661,823	11,685,174	675,575	59.99	13,688,670	2,934,166	10,754,504
CSN Cimentos	854,313,855		99.99	(956)	1,224,913	888,128	336,785	8,100	99.99	1,217,313	854,590	362,723
Florestal Nacional	1,000,000		99.99	(30,073)	533,383	641,698	(108,315)	(109)	99.99	449,901	525,806	(75,905)

(*) Merged on May 30, 2011

(**) Merged on January 28, 2011
(***) Merged on January 29, 2010

The number of shares, the amounts of income/loss for the period and shareholders' equity refer to 100% of the companies’ income.

b)     Investment breakdown

	6/30/2011	12/31/2010
Opening balance of investments	17,023,295	13,860,165
Opening balance of provision for losses	(140,875)	(51,246)
Capital increase/acquisition of shares	1,283,319	2,430,965
Dividends	(34,859)	(622,544)
Equity in results of affiliated companies	1,624,812	1,438,170
Comprehensive income (loss) (*)	(910,892)	(161,036)
Merger of subsidiary (**)	(290,789)
Others	919	(12,054)
Closing balance of investments	18,769,696	17,023,295
Closing balance of provision for losses	(214,766)	(140,875)

(*) Refers to mark to market of investments classified as available for sale and conversion to reporting currency and, as described in Note 11.e, the Company sold its interest in Riversdale;

(**) Merger of CSN Aços Longos and Inal Nordeste on January 28, 2011 and May 30, 2011, respectively.

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c)     Additional information on the main operating subsidiaries

•       CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

•       INAL NORDESTE

Based in Camaçari, State of Bahia, the company’s main purpose is to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

On May 30, 2011, CSN merged the subsidiary Inal Nordeste.

•       AÇOS LONGOS

Established in Volta Redonda in the state of Rio de Janeiro, it aims at manufacturing and selling rolled long steel, except for tubes.

In October 2, 2009, the Company started the construction works of the plant, which is expected to be become operational in 2012.

On January 28, 2011, CSN merged its subsidiary CSN Aços Longos. The merger resulted in the optimization of processes, reduction and streamlining of administrative expenses, especially of managerial nature, due to the concentration into a single organizational structure of all commercial, operating and administrative activities of its companies.

•       COMPANHIA METALÚRGICA PRADA

Packages

In the market since 1936, Companhia Metalúrgica Prada operates in the metallic steel packages segment, manufacturing the best and safest cans, buckets and aerosol containers, serving the chemical and food segments, supplying lithography packages and services to the main companies in the market.

In its three production units – São Paulo, Pelotas and Uberlândia – Prada produces more than 1 billion steel cans per year, a performance achieved due to a combination of attributes present in the company’s path since its foundation.

Distribution

The distribution unit processes and distributes flat steel with a diversified line of products. It supplies coils, rolls, plates, strips, blanks, metallic sheets, shapes, tubes and tiles, among other products to the most different industries - from automotive to civil construction. Materials produced by Distribution unit are made from hot- and cold-rolled coils, hot-dip galvanized, tin plate, chrome-plated steel, uncoated, pre-painted and galvalume.

Distribution unit also specializes in providing steel processing service, meeting the demand of many Brazilian companies.

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•       SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística. Services agreement covers the handling and warehousing operation of containers, vehicles, steel products, among other containers washing and sanitation products and services.

Sepetiba Tecon won the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

When concession is extinguished, all the rights and privileges transferred to Tecon will return to the federal government, together with Tecon’s assets and those resulting from its investments in leased properties, declared reversible by the federal government, as they are deemed necessary to carry on the services granted. The reversible assets will be indemnified by the federal government by the residual value of their cost, verified in Tecon’s accounting records, after deducting the depreciations.

•       CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

•       TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploration and development of the public rail cargo transport service for the Northeast network of Brazil.

On December 31, 2008, the Company’s ownership interest in Transnordestina Logística S.A. (“TLSA”)’s capital stock was 84.49%. Currently, TLSA is CSN’s subsidiary, consolidated in the Company’s financial statements since December 2009, when CSN reached an interest of 84.97% in its capital stock, corresponding to 740,372,383 common shares.  TLSA consolidation in the Company’s financial statements resulted from capital increases made by CSN during 2009 and which were not followed by shareholder Taquari Participações S.A. In that same year, Fundo de Investimentos do Nordeste – FINOR subscribed 45,513,333 new preferred shares, and at the end of 2009 then holding 5.22% of TLSA’s capital stock.

In 2010, FINOR transferred its 45,513,333 preferred shares to CSN and thereafter subscribed other 61,286,145 new preferred shares which were subsequently transferred to BNDES and BNDESPAR, and its ownership interest was zeroed at the end of that same year.

On December 31, 2010, the Company had a total amount of 914,636,803 common shares and 45,513,333 preferred shares corresponding to 76.45% of TLSA’s capital stock.

The Company’s interest on June 30, 2011 in TLSA’s capital stock was 82.91% in view of the capital increase approved on February 28,2011 when the Company subscribed another 474,520,512 new common shares issued by Transnordestina.

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•       ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•       CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, it has the production and trading of cement as its corporate purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The Company started to operate on May 14, 2009.

At the beginning of 2011, CSN Cimentos started manufacturing clinker in its Arcos plant, in Minas Gerais.

d)     Additional information on indirect interest abroad

•       COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas.

•       LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year, Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures), and in home appliance components.

e)     Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

Incorporated in 1986, Riversdale Mining Limited (“Riversdale”) is a mining company listed on the Australian Stock Exchange. Riversdale intends to develop a diversified mining company, focusing on growth by investing in mining opportunities. The company has anthracite mines in South Africa, and a metallurgical and thermal coal mine in Mozambique.

On March 31, 2011, CSN had 47,291,891 company shares representing 19.98% of the capital stock.

On April 20, 2011, the Company adhered to the tender offer of Riversdale Mining Limited (“Riversdale”) shares conducted by Rio Tinto. Therefore, the Company sold 100% of its equity interest held in Riversdale’s capital stock, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling A$780,316.

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•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held company, headquartered in the city of Gravataí, state of Rio Grande do Sul, whose purpose is the industrialization, trade, imports, exports and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is stated at fair value.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS headquartered in Belo Horizonte, state of Minas Gerais, aims at exploring the steel industry and related industries. USIMINAS manufactures flat rolled steel at the Intendente Câmara and José Bonifácio de Andrada e Silva Plants, located in the city of Ipatinga, state of Minas Gerais, and in the city of Cubatão, state of São Paulo, respectively, destined to the domestic market and exports, and also owns and explores iron ore mines located in the city of Itaúna, state of Minas Gerais, aiming at meeting the production costs verticalization and optimization strategies. USIMINAS owns service and distribution centers in several regions of Brazil, besides the ports of Cubatão, state of São Paulo, and Praia Mole, state of Espírito Santo, strategic sites to ship its products.

On April 20, 2011, the Company’s interest in USIMINAS’ capital stock was 10.01% of the common shares and 5.25% of the preferred shares.

USIMINAS is listed at the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5).

11.   INVESTMENTS IN JOINTLY-CONTROLLEDSUBSIDIARIES

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s financial statements, in accordance with the interest described in item (b) of Note 2.

			6/30/2011			12/31/2010
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Current assets	1,830,944	1,043,599	75,311	2,730,284	1,034,466	82,817
Non-current assets	11,516,053	3,846,419	741,952	10,958,386	3,769,877	769,422
Long-term receivables	8,485,216	435,026	44,164	8,513,600	476,757	48,850
Investments PPE and intangible assets	3,030,837	3,411,393	697,788	2,444,786	3,293,120	720,572
Total assets	13,346,997	4,890,018	817,263	13,688,670	4,804,343	852,239

Current liabilities	1,345,215	939,500	94,270	1,353,693	1,015,234	115,454
Non-current liabilities	316,608	1,780,574	95,568	1,580,473	1,769,261	139,870
Equity	11,685,174	2,169,944	627,425	10,754,504	2,019,848	596,915
Total Equity Paid Liabilities	13,346,997	4,890,018	817,263	13,688,670	4,804,343	852,239

			6/30/2011			6/30/2010
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Net revenue	1,082,845	1,356,921	119,292	625,059	1,155,075	111,724
Cost of products and services sold	(966,993)	(785,410)	(39,273)	(420,799)	(616,584)	(37,006)
Gross profit (loss)	115,852	571,511	80,019	204,260	538,491	74,718
Operating (expenses) income	(8,976)	(72,078)	(26,411)	(167,706)	(122,639)	(27,782)
Equity in results of afiliated companies	628,068			347,864
Net financial result	534,084	(81,187)	(7,372)	457,663	(49,958)	(12,803)
Income (loss) before income and social contribution taxes	1,269,028	418,246	46,236	842,081	365,894	34,133
Current and deferred income and social contribution taxes	(218,968)	(148,423)	(15,726)	(166,506)	(124,011)	(11,631)
Net income (loss) for the period	1,050,060	269,823	30,510	675,575	241,883	22,502

•       NACIONAL MINÉRIOS – NAMISA

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Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore and it sells its products mainly in the foreign market. Its main operations are developed in the municipalities of Congonhas, OuroPreto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3,041,473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated it in a proportional manner.

Such shareholders’ agreement provides that certain extreme deadlock situations among shareholders, not solved after mediation and negotiation procedures among executive officers of the parties, may entitle CSN to exercise the call option and Big Jump to exercise the put option related to Big Jump’s shareholding in Namisa.

Other agreements executed to implement said partnership, among them the share purchase agreement and the long-term operating agreements between Namisa and CSN, provide for certain affirmative covenants, if neither complied with nor remedied within estimated terms, in certain extreme situations, may entitle the aggrieved party to exercise the put option or the call option, where applicable, related to Big Jump’s interest in Namisa.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-owned subsidiary merged its parent company Big Jump Energy Participações S.A. Now Posco and Brazil Japan Iron Corp. hold a direct interest of 39.99% in Namisa. This merger did not change CSN’s shareholding structure.

•       MRS LOGÍSTICA

The Company’s main purpose is to explore, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. In 2008, CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.34% through International Investment Fund.

MRS may also explore modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities. When concession is extinguished, all the leased assets will be transferred to the possession of the railway operator designated in that same act.

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•       ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploration of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.), granted by the Federal Government, by means of the Brazilian Agency for Electric Energy (ANEEL), to mature in October 2030.

In accordance with the terms provided for in the Consortium Agreement, ITASA is entitled to 60.5% of the average 668 MW, which corresponds to the energy project apportioned among the consortium holders, while the other consortium holder, Tractebel Energia S.A. (“Tractebel”), will hold the remaining 39.5%. From the Company’s average 404.14 MW, the average of 342.95 MW is sold to its shareholders at the ratio of their interest in the company, and the average of 61.19 MW is sold to the consortium holder Tractebel.

•       CONSORTIUM OF THE IGARAPAVA HYDROELECTRIC POWER PLANT

The Igarapava Hydroelectric Power Plant is located in Rio Grande, 400 km from Belo Horizonte and 450 km from São Paulo, with installed capacity of 210 MW, formed by 5 bulb-type generating units, and is considered a landmark for energy generation in Brazil.

Igarapava stands out for being the first Hydroelectric Power Plant built by a consortium of 5 large companies.

CSN holds 17.92% of the consortium subscribed capital, whose specific purpose is the distribution of electric energy, which is distributed according to the interest percentage of each company.

Property plant and equipment, net of depreciation, totaled R$32,335 on June 30, 2011 (R$32,919 on December 31, 2010) and the expense amount attributed to CSN totaled R$3,378 (R$3,232 on June 30, 2010).

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12.   PROPERTY, PLANT AND EQUIPMENT

						Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Others (*)	Total
Cost of property, plant and equipment
Balance on December 31, 2010	175,792	1,411,645	9,415,617	129,434	4,515,806	1,237,812	16,886,106
Effect of foreign gains	223	(602)	(3,173)	30	(226)	(806)	(4,554)
Merger of subsidiaries	257	7,242	5,632	(6)	(124)	(13,928)	(927)
Acquisitions					1,699,634		1,699,634
Disposals		(6,679)	(9,699)	(513)		(4,829)	(21,720)
Transfer to other category of assets	3,667	239,913	599,259	3,969	(1,454,843)	608,035
Write-off from supplies to internal consumption						(114,609)	(114,609)
Transfer to intangible assets					(6,030)	(2,621)	(8,651)
Others					6,941	(15,219)	(8,278)
Balance on June 30, 2011	179,939	1,651,519	10,007,636	132,914	4,761,158	1,693,835	18,427,001

Accumulated depreciation
Balance on December 31, 2010		(198,037)	(2,441,593)	(101,007)		(368,902)	(3,109,539)
Effect of foreign gains		211	(1,441)	(23)		506	(747)
Merger of subsidiaries		(620)	(1,256)	88		2,715	927
Depreciation		(17,379)	(415,265)	(2,390)		(24,178)	(459,212)
Disposals			543	505		4,220	5,268
Transfer to other category of assets		4,612	19,729	(43)		(24,298)
Transfer to intangible assets						2,237	2,237
Others		941	4,634	122		20,253	25,950
Balance on June 30, 2011		(210,272)	(2,834,649)	(102,748)		(387,447)	(3,535,116)

Net property, plant and equipment
On December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567
On June 30, 2011	179,939	1,441,247	7,172,987	30,166	4,761,158	1,306,388	14,891,885

						Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Others (*)	Total
Cost of property, plant and equipment
Balance on December 31, 2010	94,133	842,117	7,334,173	113,178	1,649,182	336,080	10,368,863
Merger of subsidiary (Note 10)	258	7,290	6,989	656	506,676	683	522,552
Acquisitions					760,777		760,777
Disposals				(513)		(3,269)	(3,782)
Transfer to other category of assets	2,932	29,378	305,085	2,430	(483,166)	143,341
Write-off from supplies to internal consumption						(113,878)	(113,878)
Transfer to intangible assets					(791)		(791)
Others					7,560	(19,137)	(11,577)
Balance on June 30, 2011	97,323	878,785	7,646,247	115,751	2,440,238	343,820	11,522,164

Accumulated depreciation
Balance on December 31, 2010		(75,291)	(1,682,516)	(91,225)		(87,415)	(1,936,447)
Merger of subsidiary (Note 10)		(626)	(1,647)	(78)		(136)	(2,487)
Depreciation		(11,456)	(355,035)	(1,867)		(5,533)	(373,891)
Disposals				504		3,269	3,773
Transfer to other category of assets			19,868	3		(19,871)
Others						19,884	19,884
Balance on June 30, 2011		(87,373)	(2,019,330)	(92,663)		(89,802)	(2,289,168)

Net property, plant and equipment
On December 31, 2010	94,133	766,826	5,651,657	21,953	1,649,182	248,665	8,432,416
On June 30, 2011	97,323	791,412	5,626,917	23,088	2,440,238	254,018	9,232,996

(*) In the consolidated it refers to railway assets, such as yards, tracks and railway sleepers. In the Parent Company it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storehouses.

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Below, the weighted average term of depreciation (years):

	Consolidated	Parent Company
Buildings	45	45
Machinery, equipment and facilities	15	15
Furniture and fixtures	10	10
Others	15	15

a)   Loan costs were capitalized in the half year, in the amount of R$95,025 (R$94,636 in the first half of 2010) in the parent company and R$143,069 (R$106,083 in the first half of 2010) in the consolidated. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to:(i)  Casa de Pedra expansion (ii) construction of the cement plant in the city of Volta Redonda (State of Rio de Janeiro) and of the clinker plant in the city of Arcos (State of Minas Gerais); (iii) construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro) and(iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the ports of Suape (State of Pernambuco) and Pecém (State of Ceará).

Below, the capitalization rates used in borrowing costs:

RATES
Specific	Non-specific
projects	projects
TJLP + 1.3% up to 3.2%	10.95%
UM006 + 2.7%

b)   Depreciation, amortization and depletion additions in the period were distributed as follows:

		Consolidated		Parent Company
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Production cost	437,519	376,762	358,969	298,742
Selling expenses	3,542	3,215	2,674	2,511
General and administrative expenses	15,181	14,047	3,436	3,935
Other operating costs	11,183	5,893	10,704	5,507
	467,425	399,917	375,783	310,695

c)   Casa de Pedra mine is an asset owned by CSN, which has the exclusive right to explore these mines. Casa de Pedra mining activities are based on the “Mine Manifesto”, which grants to CSN full ownership over mine deposits existing within the boundaries of our property.

On June 30, 2011 and December 31, 2010, the balance of Casa de Pedra’s net fixed assets was R$2,195,341 and R$2,167,378, respectively, mainly represented by works in progress amounting to R$998,212 and R$911,077. During the half year ended June 30, 2011, the capitalized interest in Casa de Pedra fixed assets was R$19,465 (R$25,184 in the half year ended June 30, 2010).

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13.   INTANGIBLE ASSETS

					Consolidated
	Goodwill	Intangible assets with definite useful life	Software	Others	Total
Acquisition cost
Balance on December 31, 2010	704,007	49,909	73,933	1,002	828,851
Effect of foreign			103	7	110
Acquisitions			3,338	373	3,711
Disposals			(521)	(489)	(1,010)
Transfer of long-term assets				5,059	5,059
Transfer of property, plant and equipment			8,650		8,650
Other changes			(2,800)		(2,800)
Balance on June 30, 2011	704,007	49,909	82,703	5,952	842,571

Amortization
Balance on December 31, 2010	(280,309)	(44,918)	(41,168)		(366,395)
Exchange variation effect			(102)		(102)
Amortization		(2,495)	(5,644)	(74)	(8,213)
Disposals			513		513
Transfer of long-term assets				(2,082)	(2,082)
Transfer of property, plant and equipment			(2,237)		(2,237)
Other changes			(538)	22	(516)
Balance on June 30, 2011	(280,309)	(47,413)	(49,176)	(2,134)	(379,032)

Net intangible assets
On December 31, 2010	423,698	4,991	32,765	1,002	462,456
On June 30, 2011	423,698	2,496	33,527	3,818	463,539

The concession intangible asset with definite useful life refers to the amount originally paid by shareholders, whose economic base was the expectation of future result due to the concession right, recorded by the Company’s jointly-owned subsidiary. Amortization is calculated by the straight-line method for the concession period.

			Parent Company
	Concession	Software	Total
Acquisition cost
Balance on December 31, 2010	14,135	21,480	35,615
Transfer of property, plant and equipment		791	791
Balance on June 30, 2011	14,135	22,271	36,406

Amortization
Balance on December 31, 2010	(1,044)	(11,940)	(12,984)
Amortization		(1,892)	(1,892)
Balance on June 30, 2011	(1,044)	(13,832)	(14,876)

Net intangible assets
On December 31, 2010	13,091	9,540	22,631
On June 30, 2011	13,091	8,439	21,530

The software useful life term is 5 years. The annual depreciation rate is 20%.

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Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized as from January 1, 2009, when they started to be subject only to impairment tests, which did not result in impairment charges.

Goodwill on investments	Balance on 6/30/2011	Investee
Flat steel	13,091	CSN
Subtotal controlled company	13,091
Mining	347,098	Namisa
Packages	63,509	CSN
Total consolidated	423,698

14.   LOANS, FINANCING AND DEBENTURES

					Consolidated					Parent Company
		Current liabilities			Non-current liabilities		Current liabilities			Non-current liabilities
	Rates (%)	6/30/2011	12/31/2010	6/30/2011	12/31/2010	Rates (%)	6/30/2011	12/31/2010	6/30/2011	12/31/2010
FOREIGN CURRENCY
Prepayment	1% up to 3.50%	352,065	473,255	1,542,091	1,840,269	1% up to 3.50%	354,164	473,485	1,854,311	2,006,889
Prepayment	3.51% up to 7.50%	224,354	138,210	332,417	522,116	3.51% up to 7.50%	386,555	372,519	1,159,963	1,454,688
Prepayment						7.51% up to 10.00%	14,612	15,596	343,442	366,564
Perpetual bonds	7.00%	2,125	2,268	1,561,100	1,666,200
Fixed rate notes	9.75%	3,488	4,546	858,605	916,410	4.142%	6,936	2,702	685,027	738,000
Fixed rate notes						5.65%	3,494	3,911	1,145,755	1,211,345
Fixed rate notes	6.50%	44,817	47,834	1,561,100	1,666,200	9.125%	6,885	7,349	936,660	999,720
Fixed rate notes	6.875%	22,136	23,626	1,170,825	1,249,650
Fixed rate notes	10.50%	28,620	32,074	624,440	666,480
Import financing	3.52% up to 6.00%	269,483	57,293	32,048	59,322	3.52% up to 6.00%	243	31,626		23,437
Import financing	6.01% up to 8.00%	34,574	16,849	36,721	24,396	6.01% up to 8.00%	5,873	16,849	7,187	24,396
BNDES/FINAME	Interest Rate Resolution 635/87 + 1.7% and 2.7%	19,297	20,085	42,057	55,256	Interest Rate Resolution 635/87 + 1.7% and 2.7%	17,231	17,875	38,298	50,148
Intercompany						Libor 6M + 2.25% and 2.26% and 3.9961%	450,543		99,240
Others	3.3% and 4.19% and 5.37% and CDI + 1.2%	85,034	85,790	95,632	103,587	Libor 6M + 2.56% and 1.47%	274,513	34,603	36,721	68,504
		1,085,993	901,830	7,857,036	8,769,886		1,521,049	976,515	6,306,604	6,943,691
DOMESTIC CURRENCY
BNDES/FINAME	TJLP + 1.5% up to 3.2%	333,112	308,968	1,866,532	1,907,596	TJLP + 1.5% up to 3.2%	206,024	196,176	878,133	910,961
Debentures	103.6 % CDI and 9.4% + IGPM and 1% + TJLP	641,299	41,750	1,180,593	1,760,846	103.6 % CDI	628,451	26,755		600,000
Prepayment	104.8% and 109.5% CDI	108,351	64,216	4,956,558	3,400,000	104.8% and 109.5% CDI	80,949	38,266	2,900,000	1,400,000
CCB	112.5% CDI	67,764	1,354	5,000,000	3,000,000	112.5% CDI	67,764	1,354	5,000,000	3,000,000
Intercompany						100.5% up to 105.5% CDI	1,295,996	1,155,991
Others	100% IGPDI and 106% CDI and CDI + 0.29% and 5% and 14%	8,975	26,443	26,402	23,303	100% IGPDI	1,805	1,744	6,312	6,964
		1,159,501	442,731	13,030,085	10,091,745		2,280,989	1,420,286	8,784,445	5,917,925
Total loans and financing		2,245,494	1,344,561	20,887,121	18,861,631		3,802,038	2,396,801	15,091,049	12,861,616
Transaction costs		(41,019)	(35,929)	(98,497)	(80,816)		(35,742)	(30,454)	(65,174)	(44,614)
Total loans and financing + transaction costs		2,204,475	1,308,632	20,788,624	18,780,815		3,766,296	2,366,347	15,025,875	12,817,002

Prepayment balances with related parties of the parent company totaled R$1,954,061 on June 30, 2011 (R$2,080,721 on December 31, 2010), see Note 3.

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On June 30, 2011, funding transaction costs are as follows:

									Consolidated
	Short term						Long term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	3,817	20,976	1,768	2,781	2,079	1,937	12,411	6.5% up to 10%	6.75% up to 10.7%
BNDES	534	5,401	2,562	403	334	300	1,802	1.3% up to 1.7%	1.44% up to 7.39%
BNDES	1,578	2,651	792	1,578	281			2.2% up to 3.2%	7.59% up to 9.75%
Prepayment	8,176	26,951	4,545	8,215	6,553	2,284	5,354	109.50% and 110.79% CDI	10.08% up to 12.44%
Prepayment	509	2,637	255	509	509	509	855	2.37% and 3.24%	2.68% up to 4.04%
CCB	25,811	39,881	8,868	6,200	5,046	5,046	14,721	112.5% CDI	11.33% up to 13.55%
Others	594							103.6% CDI	12.59%
	41,019	98,497	18,790	19,686	14,802	10,076	35,143

									Parent Company
	Short term						Long term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	701	1,051	350	701				9.75%	10.01%
BNDES	403	3,040	201	403	334	300	1,802	1.30% up to 1.70%	1.44% up to 7.39%
BNDES	1,453	2,421	726	1,453	242			2.2% up to 3.2%	7.59% up to 9.75%
Prepayment	6,270	16,143	3,155	6,309	4,647	469	1,563	109.50% CDI	10.08%
Prepayment	509	2,637	255	509	509	509	855	2.37% and 3.24%	2.68% up to 4.04%
CCB	25,811	39,882	8,868	6,200	5,046	5,046	14,722	112.5% CDI	11.33% up to 13.55%
Others	595	-						103.6% CDI	12.59%
	35,742	65,174	13,555	15,575	10,778	6,324	18,942

(1)           TJ – contractual annual interest rate

(2)           TIR – annual internal rate of return

On June 30, 2011, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

		Consolidated		Parent Company
2012	897,667	4.3%	812,012	5.4%
2013	2,029,744	9.7%	2,507,558	16.6%
2014	1,924,927	9.2%	2,114,982	14.0%
2015	2,168,512	10.4%	2,462,471	16.3%
2016	2,286,025	10.9%	1,745,618	11.6%
After 2016	10,019,146	48.0%	5,448,408	36.1%
Perpetual bonds	1,561,100	7.5%
	20,887,121	100.0%	15,091,049	100.0%

In September 2009, the Company issued bonds amounting to US$750 million through subsidiary CSN Islands XI Corp., which are due in September 2019 and pay 6.875% p.a., and interest rates paid twice on March and September. The Issuer may redeem the transaction in advance, with the payment of premium to the bonds’ creditors.

In July 2010, the Company issued bonds amounting to US$1 billion through its subsidiary CSN Resources, which are due in July 2020 and pay 6.5% p.a., its interest rates are paid twice a year on January and July. The Issuer may redeem the transaction in advance, with the payment of premium to the bonds’ creditors.

In September 2010, the Company issued perpetual bonds amounting to US$1 billion through subsidiary CSN Island XII Corp. These indefinite maturity bonds pay 7% p.a. and interest rates are paid quarterly in March, June, September and December. The issuer has the option to redeem the transaction at its face value in any maturity date for the interest as of September 23, 2015 (inclusive).

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In February 2011, the Company took out a loan operation called “Operação de Crédito Especial Empresa – Grandes Corporações” or Corporate Loan Operation – Large Corporates with the Federal Savings Bank (CEF), by issuing a bank credit certificate of R$2 billion, whose final amortization maturity is 94 months. Compensation interest is levied on this bank credit certificate corresponding to 112.5% of the OTC Clearing House (Cetip) Interbank Deposit Certificate (CDI). Interest will be paid quarterly in March, June, September and December.

In April 2011, the Company contracted Export Credit Note amounting to R$1.5 billion from Banco do Brasil, which will mature in April 2019, with a compensation interest corresponding to 110.8% of the Cetip CDI, to be paid twice a year, in April and October.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries.

	6/30/2011	12/31/2010
Property, plant and equipment	47,985	47,985
Personal guarantee	217,170	74,488
Imports	13,304	21,820
Securitization (exports)	374,410	288,338
	652,869	432,631

The following table shows the amortization and funding in the current period:

		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Opening balance	20,206,192	14,356,884	15,258,417	13,662,818
Funding	3,977,670	8,789,548	4,056,481	2,663,709
Amortization	(1,491,557)	(3,897,405)	(1,281,424)	(2,393,173)
Others (*)	440,310	957,165	859,613	1,325,063
Closing balance	23,132,615	20,206,192	18,893,087	15,258,417

(*) Including exchange and monetary variations.

Loan and financing agreements with certain financial institutions have some restrictive covenants common in financial agreements in general and with which the Company was properly in compliance as of June 30, 2011.

•       DEBENTURES

i. Companhia Siderúrgica Nacional

4th issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Cetip CDI, and the maturity of the face value is scheduled for February 1, 2012, with early redemption option.

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ii. Transnordestina Logística

On March 10, 2010, Transnordestina Logística S.A., obtained from the Northeast Development Bank (FDNE), approval for the issue of the 1st series of its 1st Private Issue of debentures convertible into shares, totaling ten tranches amounting to R$2,672,400. The first, third, fourth, seventh and ninth tranches refer to funds to be invested in module Missão Velha – Salgueiro – Trindade and Salgueiro – Port of Suape, which also includes investments in Port of Suape and reconstruction of stretch Cabo – Porto Real de Colégio. The second and fifth tranches refer to funds to be invested in module Eliseu Martins – Trindade. The sixth, eighth and tenth tranches refer to funds to be invested in module Missão Velha – Pecém, which also includes investments in Port of Pecém. The second and third tranches were fully subscribed and paid-up according to the dates and amounts shown below:

		Shareholders'	Number	Unit face				2,010.00 €
Issue	Tranches	Meeting	issued	value	Issue	Maturity	Charges	balance
1st	1st	2/8/10	336,647,184	R$ 1.00	3/10/10	10/3/27	TJLP + 0.85% p.a	336,647
1st	2nd	2/8/10	350,270,386	R$ 1.00	11/25/10	10/3/27	TJLP + 0.85% p.a	350,270
1st	3rd	2/8/10	338,035,512	R$ 1.00	12/1/10	10/3/27	TJLP + 0.85% p.a	338,036

15.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company operates with several financial instruments, from which the most relevant are funds available, including financial investments, securities, trade accounts receivable, accounts payable to suppliers and loans and financing. In addition, the Company also operates with derivative financial instruments, especially exchange swap and interest rate swap operations.

Considering the nature of instruments, the fair value is basically determined by using market prices in Brazil and prices at the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

•            Classification of financial instruments

Consolidated - R$ thousand					6/30/2011					12/31/2010
		Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances		Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
	Available for sale					Available for sale
Assets
Current assets
Cash and cash equivalents			11,684,994		11,684,994			10,239,278		10,239,278
Trade accounts receivable - net			1,505,580		1,505,580			1,259,461		1,259,461
Guarantee margin on financial instruments			263,965		263,965			254,485		254,485
Securitization reserve fund			39,595		39,595			22,644		22,644

Non-current assets
Other securities receivable			58,690		58,690			73,731		73,731
Investments	1,875,505				1,875,505	2,102,112				2,102,112
Securitization reserve fund			29,589		29,589			32,031		32,031
Financial investments			148,906		148,906			112,484		112,484

Liabilities
Current liabilities
Loans and financing				1,604,195	1,604,195				1,302,811	1,302,811
Debentures				641,299	641,299				41,750	41,750
Derivatives		78,150			78,150		116,407			116,407
Trade accounts payable				702,416	702,416				623,233	623,233
Non-current liabilities
Loans and financing				19,706,528	19,706,528				17,100,785	17,100,785
Debentures				1,180,593	1,180,593				1,760,846	1,760,846
Derivatives		2,036			2,036		263			263

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•           Fair value measuring

Financial instruments recorded at their fair value require the disclosure of fair value measurement in three hierarchical levels:

•           Level 1: prices stated (unadjusted) in current markets for identical assets and liabilities

•           Level 2: Other information available, except for that of level 1, which is noticeable to assets or liabilities, directly (such as prices) or indirectly (resulting from prices).

•           Level 3: Not available information due to little or none market activity, which is significant to set assets fair value.

The table below shows financial instruments recorded at fair value, using the evaluation method:

Consolidated - R$ thousand				6/30/2011				12/31/2010
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Non-current assets
Financial assets available for sale
Investments	1,875,505			1,875,505	2,102,112			2,102,112

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivatives		78,150		78,150		116,407		116,407

Non-current liabilities
Derivatives		2,036		2,036		263		263

II – Cash and cash equivalents, financial investments, trade accounts receivable, other current assets, trade payables and other current liabilities.

Amounts that are accounted for in the quarterly financial information by their book value are substantially similar to those which would be reached in case they were traded in the market. Fair values of other long-term assets and liabilities are not significantly different from their book values, except for the amounts below.

The estimated fair value for consolidated long-term loans and financing was calculated at market rates in force, considering the nature, term and risks similar to those of registered contracts, compared below:

		6/30/2011		12/31/2010
	Book value	Market value	Book value	Market value
Perpetual bonds	1,563,225	1,531,134	1,668,468	1,663,701
Fixed Rate Notes	4,314,031	4,928,133	4,605,997	4,966,629

III – Investments in available-for-sale securities and measured at fair value through profit or loss

These mainly represent investments in shares acquired in Brazil and abroad from first-tier companies rated by international rating agencies as investment grade, which are recorded in non-current assets and gains and eventual losses are recorded in shareholders’ equity, remaining there until the effective realization of these securities, or when an eventual loss is deemed impaired.

Financial assets measured at fair value through profit or loss are recorded under current assets and gains and eventual losses are recorded as financial income and expenses respectively.

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IV –Policy for management for financial risk

The Company has and follows a risk management policy that provides guidance on the risks incurred by the Company. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparties’ hedge are also periodically revised.

The risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy forbids speculative negotiations and short sale.

•         Liquidity risk

This is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are daily monitored by the Treasury. Payment schedules for long-term installments of loans, financings and debentures are presented in Note 14.

Below are the contracted financial liabilities maturities, including the payment of estimated interest.

					Consolidated
On June 30, 2011	Less than 1 year	1 -2 years	2 - 5 years	Over 5 years	Total
Loans, financing and debentures	2,245,494	2,927,411	6,379,464	11,580,246	23,132,615
Derivative financial instruments	78,150	2,036			80,186
Trade accounts payable	702,416				702,416

December 31, 2010
Loans, financing and debentures	1,344,561	4,254,057	6,357,168	8,250,406	20,206,192
Derivative financial instruments	116,407	263			116,670
Trade accounts payable	623,233				623,233

•         Exchange rate risk

The Company evaluates its exposure to exchange rate risk by subtracting its liabilities from its assets in US dollar, Euro, Australian dollar and Yen, recording its net exposure to exchange risk, which is effectively the exposure risk in foreign currency. Therefore, in addition to accounts receivable from exports and investments abroad that are economically natural hedge instruments, the Company evaluates and uses several financial instruments, such as derivative instruments (swap, dollar x real, euro x dollar, yen x real and future exchange contracts) to manage its exposure to exchange rate variation risks of the real against other currencies.

•         Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with the same parameters. Pursuant to internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

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As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors.

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•           continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency, considering, inclusive, the maturity of assets and liabilities exposed to currency fluctuation;

•           presentation of the financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy;

•           contracting of hedge derivative operations only with first-tier banks, diluting the credit risk due to diversification of these banks;

The consolidated net exposure to the foreign exchange rate on June 30, 2011 is shown as follows:

				6/30/2011
Foreign exchange exposure	(Amounts in USD)	(Amounts in EUR)	(Amounts in AUD)	(Amounts in YEN)
Cash and cash equivalents overseas	4,511,117		634,088
Margin of derivative guarantee	169,089
Trade accounts receivable - foreign market clients	307,309	66,796
Securitization reserve fund	44,318
Other assets	171,409	7,022
Total assets	5,203,242	73,818	634,088
Loans and financing	(5,657,427)			(2,390,398)
Trade accounts payable	(9,238)	(1,330)
Other liabilities	(65,445)
Total liabilities	(5,732,109)	(1,330)		(2,390,398)
Gross exposure	(528,868)	72,488	634,088	(2,390,398)
Notional value of contracted derivatives	727,875	(90,000)		2,390,398
Net exposure	199,007	(17,512)	634,088

The results obtained with these operations are in accordance with the policies and strategies defined by the Management.

•         Exchange swap transactions

The company carries out exchange swap operations, aiming to protect its assets and liabilities of possible US dollar/Brazilian real fluctuations. This exchange swap protection provides the Company, through the contract long position, FRA (Forward Rate Agreement) exchange coupon gain, which at the same time improves investment rates and reduces fundraising in the foreign market.

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On June 30, 2011, the company held an exchange swap long position of US$727,875 thousand  (US$1,249,529 thousand on December 31,2010), where it was received, from the long position, exchange variation over 3.19% per year on average (in 2010 exchange variation over 2.29% per year), and paid 100% of CDI in the exchange swap contract short position.

On June 30, 2011, the consolidated position of these contracts is as follows:

i)    Outstanding operations

						6/30/2011
	Notional value US$ thousand		Valuation (R$ thousand)		Fair (market) value (R$ thousand)	Amount payable (R$ thousand)
Counterparties	2011	Operation maturity	Long position	Short position	2011	Amount payable
Santander	23,308	7/1/2011 to 1/2/2015	36,864	(49,735)	(12,870)	(12,870)
Goldman Sachs	190,000	1/2/2015	299,617	(303,810)	(4,193)	(4,193)
Deutsche Bank	260,000	7/1/2011 to 8/1/2011	406,861	(414,499)	(7,638)	(7,638)
HSBC	211,317	8/1/2011 to 6/15/2012	329,990	(350,131)	(20,141)	(20,141)
Itau BBA	6,654	10/3/2011 to 12/1/2011	10,485	(11,790)	(1,305)	(1,305)
JP Morgan	13,308	11/1/2011 to 3/1/2012	20,847	(23,389)	(2,542)	(2,542)
Pactual	3,327	7/1/2011	5,542	(9,046)	(3,503)	(3,503)
Société Générale	19,962	8/1/2011 to 6/1/2012	31,385	(35,310)	(3,925)	(3,925)
	727,875		1,141,591	(1,197,709)	(56,118)	(56,118)

The position of outstanding operations is recorded in the Company’s liabilities totaling R$56,118 on June 30, 2011 (R$101,303 on December 31, 2010) and its effects are recognized in the Company’s financial result as loss in the amount of R$212,129 on June 30, 2011 (gain of R$49,639 on June 30, 2010).

ii)    Settled operations

	Notional value US$ thousand		Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Settled operations (R$ thousand)
Counterparties	2011	2010	Long position	Short position	Long position	Short position	Paid in 2011	Fair value in 2010	Effect in the 2011 income or loss
Deutsche Bank	2,092,000	265,000	3,322,931	(3,453,861)	443,143	(468,544)	(130,930)	(25,401)	(105,529)
Goldman Sachs	100,000	100,000	167,275	(173,101)	167,243	(173,031)	(5,826)	(5,788)	(38)
HSBC	1,733,000	223,000	2,840,434	(2,906,188)	372,794	(385,900)	(65,754)	(13,106)	(52,648)
Itau BBA	793,000	450,000	1,316,327	(1,348,225)	751,835	(778,892)	(31,898)	(27,057)	(4,841)
Santander	238,308	113,308	404,580	(415,360)	190,063	(204,230)	(10,780)	(14,168)	3,388
Itau BBA	9,981	9,981	16,568	(19,837)	16,873	(19,313)	(3,269)	(2,439)	(830)
Société Générale	13,308	13,308	28,242	(33,340)	22,991	(32,576)	(5,098)	(9,585)	4,487
	4,979,596	1,174,596	8,096,357	(8,349,912)	1,964,943	(2,062,487)	(253,555)	(97,544)	(156,011)

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In addition to the swaps above mentioned, the Company also made NDFs (Non Deliverable Forward) of its assets in Euros. Basically, the Company realized financial derivatives of its assets in Euros, from which it will receive the difference between the exchange variation in U.S. dollars observed in the period, multiplied by the notional value (long position) and pays the difference between the exchange variation in Euros observed in the period, over the notional value in Euros on the agreement date (short position). These are over-the-counter Brazilian market operations, and first-tier financial institutions are the counterparties, contracted within exclusive funds.

On June 30, 2011, the consolidated position of these agreements was as follows:

i)       Outstanding transactions

						6/30/2011
	Notional value EUR thousand		Valuation - 2011 (R$ thousand)		Fair (market) value (R$ thousand)	Amount payable (R$ thousand)
Counterparties	2011	Operation maturity	Long position	Short position	2011	Amount payable
Itau BBA	20,000	8/24/2011	44,544	(45,339)	(795)	(795)
Deutsche Bank	45,000	8/24/2011	100,150	(102,012)	(1,862)	(1,862)
Goldman Sachs	25,000	8/24/2011	55,559	(56,673)	(1,114)	(1,114)
	90,000		200,253	(204,024)	(3,771)	(3,771)

The outstanding operations position is recorded in the Company’s liabilities totaling R$3,771 in 2011 and its effects are recognized in the Company’s financial result as loss totaling R$15,627 on June 30, 2011.

ii)      Settled operations

	Notional value EUR thousand		Valuation - 2011 (R$ thousand)		Valuation - 2010 (R$ thousand)		Settled operations (R$ thousand)
Counterparties	2011	2010	Long position	Short position	Long position	Short position	Received/ paid in 2011	Fair value in 2010	Effect in the 2011 income or loss
Deutsche Bank	125,000	25,000	274,130	(283,591)	56,648	(55,707)	(9,462)	941	(10,403)
Goldman Sachs	90,000	50,000	203,124	(203,003)	113,295	(111,415)	122	1,880	(1,758)
HSBC	15,000	15,000	34,029	(33,412)	34,029	(33,424)	616	605	11
Itau BBA	40,000		92,564	(92,270)			294		294
	270,000	90,000	603,847	(612,277)	203,972	(200,547)	(8,430)	3,426	(11,856)

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). In 2011, the Company did not contract U.S. dollar futures operations. Throughout 2010, the Company paid R$44,432 and received R$115,745 in adjustments, thus having a gain of R$71,421. Gains and losses from these contracts are directly related to the currency fluctuations.

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•         Other Derivatives

The subsidiaries Tecon and Lusosider maintain derivative operations to hedge against Yen and US Dollar exposures. The notional value of these operations are JPY 2,390,398 and US$51,185 respectively and the outstanding short position of R$17,366 on June 30, 2011 (R$8,042 on December 31, 2010). The results of these operations on June 30, 2011 are consolidated in the Company’s financial result totaling losses of R$9,629 (gain of R$5,149 on June 30, 2010).

•         Sensitivity analysis

For the consolidated exchange operations with US Dollar fluctuation risk, based on the foreign exchange rate on June 30, 2011 of R$1.5611 per US$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: exchange swap operations considered the assumption of maintaining the fair values (at market) on June 30, 2011 and the 1.5710 future U.S. Dollar rate in the BM&F was used in the foreign exchange position to mature on August 1, 2011, collected on June 30, 2011.

-  Scenario 1: (25% of Real appreciation) R$/US$ parity of 1.1708;

-  Scenario 2: (50% of Real appreciation) R$/US$ parity of 0.7806;

-  Scenario 3: (25% of Real devaluation) R$/US$ parity of 1.9514;

-  Scenario 4: (50% of Real devaluation) R$/US$ parity of 2.3417.

							6/30/2011
	Risk	Notional value (US$)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.5611	1.5710	1.1708	0.7806	1.9514	2.3417

Exchange swap	USD fluctuation	663,000	(34,379)	(258,752)	(517,505)	258,752	517,505

Exchange position - Functional currency BRL	USD fluctuation	(530,111)	(5,248)	206,889	413,778	(206,889)	(413,778)
(excluding exchange derivatives above)

Consolidated exchange position	USD fluctuation	197,764	1,958	(77,182)	(154,365)	77,182	154,365
(including exchange derivatives above)

For the consolidated exchange operations with Euro fluctuation risk, based on the foreign exchange rate on June 30, 2011 of R$2.2667 per €$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: exchange swap operations considered the assumption of maintaining the fair values (at market) on June 30, 2011 and the 2.2790 future Euro rate in the BM&F was used in the foreign exchange position to mature on August 1, 2011, collected on June 30, 2011.

-  Scenario 1: (25% of Real appreciation) R$/Euro parity of 1.7000;

-  Scenario 2: (50% of Real appreciation) R$/Euro parity of 1.1334;

-  Scenario 3: (25% of Real devaluation) R$/Euro parity of 2.8334;

-  Scenario 4: (50% of Real devaluation) R$/Euro parity of 3.4001.

							6/30/2011
	Risk	Notional value (EUR)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		2.2667	2.2790	1.7000	1.1334	2.8334	3.4001

Exchange swap	EURO fluctuation	(90,000)	(3,771)	51,001	102,002	(51,001)	(102,002)

Exchange position - Functional currency BRL	EURO fluctuation	72,488	892	(41,077)	(82,154)	41,077	82,154
(excluding exchange derivatives above)

Consolidated exchange position	EURO fluctuation	(17,512)	(215)	9,924	19,847	(9,924)	(19,847)
(including exchange derivatives above)

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For the consolidated exchange operations with Australian dollar fluctuation risk, based on the foreign exchange rate on June 30, 2011 of R$1.6752 per A$1.00, adjustments were estimated for five scenarios:

-  Probable scenario: exchange swap operations considered the assumption of maintaining the fair values (at market) on June 30, 2011 and the 1.6778 future Australian dollar rate in the BM&F was used in the foreign exchange position to mature on August 1, 2011, collected on June 30, 2011.

-  Scenario 1: (25% of Real appreciation) R$/A$ parity of 1.2564;

-  Scenario 2: (50% of Real appreciation) R$/A$ parity of 0.8376;

-  Scenario 3: (25% of Real devaluation) R$/A$ parity of 2.0940;

-  Scenario 4: (50% of Real devaluation) R$/A$ parity of 2.5128.

							6/30/2011
	Risk	Notional value (AUD)	Probable scenario	Scenario 1	Scenario 2	Scenario 3	Scenario 4

		1.6752	1.6778	1.2564	0.8376	2.0940	2.5128

Exchange position - Functional currency BRL	AUD fluctuation	634,088	1,663	(265,556)	(531,112)	265,556	531,112

Consolidated exchange position	AUD fluctuation	634,088	1,663	(265,556)	(531,112)	265,556	531,112

•         Interest rate risk

Short and long-term liabilities are indexed to floating interest and inflation rates. Due to this exposure, the Company maintains derivatives to better manage these risks.

•           Libor x CDI swap transactions

These transactions aim at hedging its liabilities indexed to the U.S. dollar Libor against fluctuations of Brazilian interest rates. Basically, the Company carried swaps of its Libor-indexed liabilities bearing 1.25% p.a. interest rates over the notional amount in U.S. dollars (long position) and paid 96% of the Interbank Deposit Certificate – CDI over the reference amount in reais on the contracting date (short position). The reference value of these swaps on June 30, 2011 is US$129,000 thousand, hedging an export prepayment operation of same amount. Gains and losses deriving from these contracts are directly related to the U.S. dollar fluctuations, Libor and CDI. These usually refer to operations on the Brazilian over-the-counter market having first-tier institutions as counterparty.

On June 30, 2011, the position of contracts is the following:

a)      Outstanding transactions

						6/30/2011
		Notional value (US$ thousand)	Valuation - 2011 (R$ thousand)		Fair (market) value (R$ thousand)	Amount payable (R$ thousand)
Settlement date	Counterparties	2011	Long position	Short position	2011	Amount payable
8/12/2011	CSFB	129,000	218,936	(221,867)	(2,931)	(2,931)

The net position of the aforementioned contracts is recorded in specific derivatives account as loss totaling R$2,931 on June 30, 2011 and their effects are recognized in the Company’s financial result as loss totaling R$10,870.

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b)      Settled transactions

		Reference value (notional amount) US$ thousand		Apreciation - 2011 (R$ thousand)		Apreciation - 2010 (R$ thousand)		Fair Value (Market) (R$ thousand)
Maturity	Counterparties	2011	2010	Assets position	Liability position	Assets position	Liability position	2011	2010	Amount paid
2/14/2011	CSFB	150,000	150,000	255,240	(260,757)	254,575	(257,584)	(5,517)	(3,009)	(2,508)
5/12/2011	CSFB	150,000	150,000	255,151	(260,583)			(5,432)		(5,432)
				510,391	(521,340)	254,575	(257,584)	(10,949)	(3,009)	(7,940)

•         Sensitivity analysis of interest rate swaps

The sensibility analysis is based on the assumption of maintaining as probable scenario the market values on June 30, 2011. The Company considered the scenarios below for the US$ Libor rates and CDI.

							06/30/2011
	Notional (US$)	Risk	Probable	25%	50%	25%	50%
Libor interest rate vs CDI Swaps	129,000	(Libor) US$	(2,931)	(25,442)	(30,344)	25,442	30,344

•         Sensitivity analysis of interest rate

The Company considers the effects of a 5% increase or decrease of interest rates over its loans, financing and outstanding debentures on June 30, 2011, at the consolidated quarterly information date.

	Effects on results
	6/30/2011	6/30/2010
Changes in interest rates
TJLP	9,335	5,585
Libor	5,129	13,346
CDI	61,772	36,614

•         Share´s market price risks

The Company is exposed to the risk of changes in the price of shares due to the investments made and classified as available for sale.

The table below summarizes the impact of stock prices changes on shareholders’ equity in other comprehensive income.

		Consolidated
Other comprehensive income	6/30/2011	6/30/2010
Net variation in fair value of financial instruments classified as available for sale	(124,127)	148,152

Investments in acquired shares of leading companies are traded at BOVESPA.

The sensitivity analysis is based on the assumption of maintaining as probable scenario the fair values on June 30, 2011. Therefore, there are no effects over the financial instruments classified as available for sale reported above. The Company considered the scenarios below for volatility of the shares.

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-       Scenario 1: (25% appreciation of shares);

-       Scenario 2 (50% appreciation of shares);

-       Scenario 3 (25% devaluation of shares);

-       Scenario 4 (50% devaluation of shares):

	Impact on Equity
Companies	25%	50%	25%	50%
Usiminas	372,946	745,891	(372,946)	(745,891)
Panatlântica	2,551	5,101	(2,551)	(5,101)
	375,496	750,992	(375,496)	(750,992)

On April 20, 2011, the Company sold 100% of its interest in Riversdale’s capital stock, corresponding to 47,291,891 shares at the price of A$16.50 per share, totaling a gain of R$698,164.

•           Credit risks

The exposure to the financial institutions credit risk observes the parameters set forth in the financial policy. The Company analyzes in detail the equity and financial positions of its customers and suppliers, by setting a credit limit and permanently monitoring their outstanding balance.

In relation to financial investments, the Company only invests in institutions with low credit risk rated by rating agencies. Once partially the funds are invested in government bonds, there is also the credit risk of the Brazilian government.

•           Capital Management

The Company manages its capital structure with a view to safeguarding its going concern capacity to offer return to shareholders and benefits to other stakeholders, besides maintaining an ideal capital structure to reduce this cost.

V – Guaranteed margin

The Company has guaranteed margin amounting to R$263,965 (R$254,485 on December 31, 2010); which is invested at the Deutsche to guarantee the derivative financial instrument agreements, specially swap between CSN Islands VIII and CSN. Additionally, the Company has a securitization reserve fund amounting to R$69,184 (R$54,675 on December 31, 2010) as set forth in the securitization program agreements (see Note 14).

16.   OTHER PAYABLES

Other payables classified under current and non-current liabilities are as follows:

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				Current				Non current
		Consolidated		Parent Company		Consolidated		Parent Company
	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Amounts due to related parties	146,134	148,364	366,721	372,185	3,238,905	3,028,924	7,772,612	8,141,037
Unrealized losses on derivatives (Note 15)	77,087	116,407	1,868	3,010	2,036	263
Dividends and interest on shareholders' equity payable	222,186	631,344	220,108	630,051
Advances from customers	39,337	35,361	29,052	29,003
Taxes paid in installments	374,571	656,678	370,888	652,894	1,804,059	859,898	1,772,706	829,537
Other payable	192,492	266,798	109,065	223,848	157,624	178,350	116,694	136,996
	1,051,807	1,854,952	1,097,702	1,910,991	5,202,624	4,067,435	9,662,012	9,107,570

17.   GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, for guarantees provided:

										In million
	Currency	Maturity	Borrowings		Tax collection lawsuits		Others		Total
			6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010

Transnordestina	R$	6/1/2010 to 5/8/2028	1,262,108	1,145,397			5,186	5,186	1,267,294	1,150,583
CSN Cimentos	R$	Indefinite	3,110		51,800	32,745		26,987	54,910	59,732
Prada	R$	Indefinite			9,958	9,958	740	740	10,698	10,698
Sepetiba Tecon	R$	Indefinite	1,193	1,465	15,000	15,000	61,519	61,519	77,712	77,984
Itá Energética	R$	9/15/2013	7,542	9,587					7,542	9,587
CSN Energia	R$	Indefinite			2,392	1,029	2,336	2,336	4,728	3,365
Congonhas Minérios	R$	5/21/2018	2,000,000	2,000,000					2,000,000	2,000,000
Total in R$			3,273,953	3,156,449	79,150	58,732	69,781	96,768	3,422,884	3,311,949

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
Aços Longos	US$	12/31/2011		4,431						4,431
CSN Resources	US$	7/21/2020	1,000,000	1,000,000					1,000,000	1,000,000
Total in US$			3,700,000	3,704,431					3,700,000	3,704,431
Total in R$			5,776,070	6,172,323					5,776,070	6,172,323
			9,050,023	9,328,772	79,150	58,732	69,781	96,768	9,198,954	9,484,272

18.   TAXES PAYABLE IN INSTALLMENTS

a)      Tax recovery program (Refis)

•            Federal Refis

On November 26, 2009, CSN, its subsidiaries and jointly-owned subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security obligations through a special payment and installment payment system. The adhesion to special tax programs reduced the amount payable of fines, interests and legal charges previously due.

The Management’s decision took into account the matters judged by higher courts, as well as the evaluation of its external advisors as to the possibility of a favorable court decision for the lawsuits in progress.

For debits recorded pursuant to Provisional Measure 470/09, these were paid in 12 installments as of November 2009. In July 2010, the Company chose to offset with the amounts of income and social contribution taxes loss carryforwards the last four installments of this tax recovery program, pursuant to the possibility set forth in the applicable legislation.

In November 2009 and February 2010, the debits payable pursuant to the installment payment program set forth by Law 11,941/09, already registered through provisions, were reviewed based on the reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In 1Q10, those amounts corresponded to a negative effect before income and social contribution taxes of R$48,890 in the parent company and R$42,365 in the consolidated, which were recorded in other operating income and expenses and financial result (see Notes 24 and 25).

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In June, 2011, the Group’s companies consolidated the debits payable pursuant to the tax program set forth by Law 11,941/09 under the 180-installment modality adjusted by the SELIC rate. As a result of the consolidation, the provision increased R$19,734 in the second quarter of 2011, registered in the parent company under financial results and other expenses, before income and social contribution taxes.

Concerning judicial deposits, the Company awaits the legal opinion of the Office of the General Counsel to the National Treasury (PGFN) and the Federal Revenue Service (RFB) on the treatment given to the excess deposit generated after application of the reductions provided by the payment in cash modality.

The position of debits from Refis, recorded in taxes paid in installments in current and non-current liabilities was R$1,998,271 (R$1,410,062 on December 31, 2010) in the parent company and R$2,033,307 (R$1,444,207 on December 31, 2010) in the consolidated.

19.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR AND CIVIL RISKS AND JUDICIAL DEPOSITS

Several proceedings involving actions and complaints of a number of issues are being challenged at the proper jurisdictions. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

		6/30/2011		12/31/2010
	Judicial deposits	Provision	Judicial deposits	Provision
Social security and labor	96,575	204,933	78,302	183,141
Civil	25,402	62,967	38,646	54,613
Tax	1,092,732	71,392	847,301	67,427
Judicial deposits	45,471		43,856
	1,260,180	339,292	1,008,105	305,181
Legal obligations challenged in court:
Tax
IPI premium credit			1,227,892	1,227,892
CSLL credit on exports		6,728		401,916
Education allowance	36,189	33,121	36,189	33,121
CIDE	29,912	3,246	54,211	27,545
Income tax / "Plano Verão"	343,435	20,892	341,551	20,892
Other provisions	6,893	87,568	36,078	113,552
	416,429	151,555	1,695,921	1,824,918
	1,676,609	490,847	2,704,026	2,130,099

Total current - Parent Company		224,151		200,288
Total non-current - Parent Company	1,676,609	266,696	2,704,026	1,929,811

Total current - Consolidated		287,278		222,461
Total non-current - Consolidated	1,752,648	303,072	2,774,706	2,016,842

The changes in provisions for contingencies in the period ended June 30, 2011 are as follows:

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								Consolidated
					Non-current			Current
Nature	12/31/2010	Additions	Adjustment	Tranfer (*)	Utilization	6/30/2011	6/30/2011	12/31/2010
Civil	80,831	11,397	441		(6,090)	86,579	78,488	57,622
Labor	188,188	31,800	13,943		(19,584)	214,347	208,790	164,839
Tax	1,911,260	40,000	8,734	(1,597,659)	(133,388)	228,947
Social security	59,024		1,453			60,477
	2,239,303	83,197	24,571	(1,597,659)	(159,062)	590,350	287,278	222,461

								Parent Company
					Non-current			Current
Nature	12/31/2010	Additions	Adjustment	Transfer (*)	Utilization	6/30/2011	6/30/2011	12/31/2010
Civil	54,613	10,837	468		(2,951)	62,967	57,637	54,113
Labor	146,175	27,563	11,401		(18,624)	166,515	166,514	146,175
Tax	1,892,345	40,000	8,530	(1,597,659)	(120,269)	222,947
Social security	36,966		1,452			38,418
	2,130,099	78,400	21,851	(1,597,659)	(141,844)	490,847	224,151	200,288

(*) The transfers to taxes payable in installments occurred after the adhesion to Law 11,941/09 and refer to the proceedings regarding Social Contribution on Net Income – Exports, COFINS Law 10,833/03, CIDE and IPI Premium Credit on exports.

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsels, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4,570,130 of which R$3,265,607 corresponds to tax proceedings, R$304,860 to civil actions and R$999,663 to labor and social security lawsuits. According to the Company’s legal counsels, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor contingencies

On June 30, 2011, the Company is defendant in 9,452 labor claims, with a provision in the amount of R$204,933 (R$183,141 on December 31, 2010). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans, health plan, action for damages due to alleged occupational disease or accident and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil contingencies

Among the civil judicial contingencies  to which the Company is defendant, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents, diseases, contractual controversies, related to the Company’s industrial activities. A provision in the amount of R$57,637 on June 30, 2011 (R$54,113 on December 31, 2010) was recorded for contingencies  involving civil matters.

Among the environmental administrative/legal contingencies in which the Company is defendant, these mainly refer to administrative proceedings aiming the verification of possible environmental irregularities and the environmental licenses regularization; at courts, there are collection suits of fines levied due to these irregularities and public civil actions requesting the regularization cumulated with indemnities, which include environmental restoration, in most of the cases. These contingencies usually derive from controversies related to alleged damage to the environment, concerning the Company’s industrial activities. The Company recorded a balance for environmental-related lawsuits of R$5,330 (R$500 on December 31, 2010).

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c) Tax contingencies

▪  Income and Social Contribution Taxes

(i) Plano Verão - The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the contingencies  was concluded and a final and unappealable decision was reached, granting the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert examination.

On June 30, 2011 the Company recorded R$343,435 (R$341,551 on December 31, 2010) deposited in court and classified in a specific court deposit account in long-term receivables and provision of R$20,892 (R$20,892 on December 31, 2010), representing the portion not recognized in court.

(ii) CSLL export (social contribution on income from export revenues)

In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export  revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article 149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

In March 2004, a preliminary injunction was issued, later confirmed in a court decision, which authorized the exclusion (of the CSLL calculation basis) only from the profit from exports.

Said decision was renewed by the 4th Panel of the 2nd Regional Federal Court (TRF), which overruled the writ claimed by the Parent Company. An Extraordinary Appeal was filed against this decision, whose progress was suspended until the Brazilian Federal Court (STF) renders a decision on the matter in the records of the Extraordinary Appeal 564,413 (leading case), in which the existence of a general rebound of this very constitutional issue was acknowledged.

In December 2008, the Company received a Collection Letter of the amounts referred to the exclusion of “revenues” on the CSLL calculation basis. Consequently, the Company’s Management approved the adhesion of the Collection Letter to the tax installment payment program set forth by Law 11,941/2009 (REFIS).

After decision rendered by Federal Supreme Court (STF) in the records of RE 564,413 (leading case) in contrary voting related to the non-levy of social contribution on exports to taxpayers, also pending of publication, the Company decided to also include this lawsuit to the installment payment program enacted by Law 11,941/09 (REFIS). Lawsuit’s restated amount included in the installment payment totaled R$365,466.

With the inclusion of the lawsuit, the Company recorded a residual balance that cannot be included in the amount of R$6,728 (R$401,916 on December 31, 2010), which will be paid with the respective charges.

▪  Contribution for intervention in the Economic Domain - CIDE

The parent company questioned the legality of Law 10,168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploration of patents.

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The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009.

After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$6,141, of which R$2,895 refer to excess deposits after the application of REFIS reductions that may converted into income. On June 30, 2011, there is a provision in the amount of R$3,246 (R$27,545 on December 31, 2010), which includes legal charges.

▪  Salary premium for education – “Salário Educação”

The parent company challenged the unconstitutionality of the salary premium for education and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount accrued and deposited in court on June 30, 2011 totals R$33,121 (R$33,121 on December 31, 2010).

▪  On-the-job accident insurance - SAT

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contests the raise in SAT for the purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount accrued on June 30, 2011, totals R$38,419 (R$36,966 on December 31, 2010), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of losing of this discussion, the Company’s Board of Directors approved the adhesion of said discussions to the installment payment set forth by Law 11,941/09. Due to the adhesion to REFIS and the withdrawal from the litigation that discussed the rate increase from 1% to 3%, CSN included the period that had not been assessed in the Common Installment Program in 60 installments.

▪  IPI premium credit over exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

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The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit over exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively.

Between September 2006 and May 2007, the Brazilian Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company, related to the payment of taxes which were offset with IPI premium credits. The total payment amount was restated at approximately R$2.7 billion on June 30, 2011.

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement was pending decision.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit would only be effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debits pursuant to the Provisional Measure 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

The Company held accrued the amount of credits already offset, increased by default charges up to September 30, 2009. The new debit value after the application of reductions set forth in the program of Law 11,941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516 million after the application of REFIS reductions, which can be refunded.

Debits registered pursuant to MP 470/09 have been paid in 12 installments as of November 2009, and the last four installments were replaced by the amounts of income and social contribution taxes losses carryforwards, pursuant to the possibility set forth in the applicable legislation.

In August 2010, five administrative proceedings were excluded from the installment payment program set forth in Provisional Measure (MP) 470, amounting to R$1.8 billion. The Company challenged appeals in the administrative scope (by presenting proper appeals) in view of strong arguments about the inclusion of such debits in the payment in installments allowed for by MP 470/09. After analysis of the Appeals, RFB and PGFN approved the inclusion of most of these debits in the aforementioned installment payment plan, remaining the amount of R$79 million, which was included in the common payment in 60 installments.

▪  Other

The parent company also recorded provisions for proceedings related to INSS, Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-trade Zone, amount of which totaled R$87,568 on June 30, 2011 (R$84,367 on December 31,2010), which includes legal accruals.

Regarding the Cofins debit Law 10,833/03, the Board of Directors approved the adhesion of said discussions to the tax recovery program Law 11,941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009.

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The new debit value after the application of reductions set forth in the program of Law 11,941/09, was offset by court deposits related to said operations, resulting in an excess deposits amounting to R$9,141 after the application of REFIS reductions, which can be refunded.

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On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE – Administrative Council for Economic Defense, which aimed at annulling its injunction for the so-infringements provided for in Articles 20 and 21, item I of Law 8,884/1984.The respective appeals were presented against this decision, which were denied allowing for a Motion for Clarification, which is pending judgment. The collection of the fine, amounting to R$65,292, was suspended by Court decision, which granted an effect of supersedeas as to guarantee the debit through a surety issued by CSN. This action is classified under risk of possible loss.

20.   PROVISIONS FOR ENVIRONMENTAL AND DECOMMISSIONING LIABILITIES

a) Environmental liabilities

On June 30, 2011, the Company has a provision in the amount of R$288,353 in the Parent Company and R$294,331 in the consolidated (R$271,608 and R$278,106 on December 31, 2010, respectively) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. The expenses estimates are reviewed periodically by adjusting the amounts already recorded, whenever necessary.  These are the Management’s best estimates considering the degraded area recovery studies and those in process of exploration.

Provisions are measured by present value of expenses that shall be required to settle the obligation, using a rate before taxes, which reflects the market’s current valuations of cash value over time and the specific risks of obligation. The higher obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used for discount at present value and adjustments to provisions accounted for 11.00% on June 30, 2011. The constituted liabilities are periodically adjusted based on the discount rates and the interest rate (IGPM) at force in the period.

b) Decommissioning of Assets

Liabilities related to decommissioning of assets consist of costs estimates due to decommissioning or restoration of areas at the shutdown of mineral resources exploitation and extraction activities. Initial measurement is recognized as liability discounted at present value and subsequently by adding expenses over time. Assets decommissioning costs corresponding to the initial liability is capitalized as part of the book value of that asset that has been depreciated during the asset’s useful life period. The liability recorded on June 30, 2011 was R$14,195 in the Parent Company and R$22,885 in the consolidated (R$13,435 and R$17,421 on December 31, 2010).

21.   SHAREHOLDERS’ EQUITY

 i.Paid-up capital

The Company’s fully subscribed and paid-up capital on June 30, 2011 amounted to R$1,680,947 (R$1,680,947 on December 31, 2010), split into 1,483,033,685 (1,483,033,685 on December 31,2010) common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting. The Extraordinary General Meeting held on March 25, 2010, approved the split of shares representing the capital stock. After this split, each share is now represented by two (2) new shares. At the Extraordinary General Meeting held on November 1st, 2010 the shareholders approved to cancel 27,325,535 shares held in treasury.

ii. Authorized capital

The Company’s bylaws in force on June 30, 2011, determine that the capital stock can be increased up to 2,400,000,000 shares, by decision of the Board of Directors.

iii. Legal reserve

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Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6,404/76, reaching the limit for its recording, as determined by the current legislation.

iv. Treasury shares

The Company holds 25,063,577 shares in treasury issued by itself purchased in the market for the amount of R$570,176 (R$570,176 on December 31,2010) for future sale or cancelation. The market value on June 30, 2011 was R$480,970 (R$668,446 on December 31, 2010).

v. Ownership structure

On June 30, 2011, the Company’s ownership structure was as follows:

			6/30/2011
	Number of common shares	% total shares	% w/o treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.05%	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.92%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.86%	0.88%
BNDESPAR	31,773,516	2.14%	2.18%
NYSE - ADRs	375,154,856	25.30%	25.73%
BOVESPA	282,340,012	19.04%	19.36%
	1,457,970,108	98.31%	100.00%
Treasury shares	25,063,577	1.69%
Total shares	1,483,033,685	100.00%

(*) Rio Iaco Participações S.A. is a controlling group’s company.

vi. Changes in outstanding shares

	Number of shares	Balance held in treasury
Balance on December 31, 2010	1,457,970,108	25,063,577
Transaction
Balance on June 30, 2011	1,457,970,108	25,063,577

22.   DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY

The Company’s Management will propose to the Board of Directors the payment of interest on shareholders’ equity, in the amount of R$218,681 referring to partial provision up to June 30, 2011, equivalent to R$0.14999 per share of the outstanding capital stock on this date.

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in deferred income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

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23.   OPERATING REVENUE

Operating revenue is broken down as follows:

		Consolidated		Parent Company
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Gross revenue
Domestic market	6,738,530	6,852,343	6,149,258	6,294,841
Foreign market	2,996,432	1,652,891	704,670	445,106
	9,734,962	8,505,234	6,853,928	6,739,947
Deductions
Sales cancelled and discounts	(106,001)	(84,115)	(93,046)	(68,375)
Taxes on sales	(1,516,761)	(1,363,936)	(1,370,279)	(1,238,145)
	(1,622,762)	(1,448,051)	(1,463,325)	(1,306,520)
Net revenue	8,112,200	7,057,183	5,390,603	5,433,427

24.   OTHER OPERATING EXPENSES AND INCOME

		Consolidated		Parent Company
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Other operating expenses	(257,366)	(345,327)	(225,273)	(335,838)
Taxes and fees	(25,775)	(38,922)	(3,905)	(30,317)
Effect of REFIS Law 11,941/09 and MP 470/09	(16,119)	(8,444)	(16,119)	(42,835)
Provision for contingencies and net losses on reversals	(50,388)	(19,260)	(56,676)	(6,364)
Contractual and non-deductible fines	(25,717)	(147,470)	(33,619)	(152,859)
Fixed cost - stoppage	(15,998)	(11,184)	(14,744)	(9,191)
Derecognition of obsolete assets	(20,426)	(7,615)	(9,250)	(7,990)
Project engineering and studies expenses	(17,133)	(9,912)	(17,133)	(9,912)
Pension plan	(33,192)	(31,225)	(31,005)	(29,168)
Other expenses	(52,618)	(71,295)	(42,822)	(47,202)
Other operating income	736,570	98,446	131,380	65,764
Sale of Riversdale shares	698,164
Present value adjustment - taxes and contributions	8,323		8,323
Goodwill on acquisition of government payment notes of the city of Piraí		22,269		22,269
PIS / COFINS / ICMS extemporaneous credit		32,739		32,739
Sale of securities			116,336
Other revenues	30,083	43,438	6,721	10,756
Other operating (expenses) and income	479,204	(246,881)	(93,893)	(270,074)

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25.   FINANCIAL EXPENSES AND INCOME

		Consolidated		Parent Company
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Financial expenses:
Loans and financing - foreign currency	(354,522)	(298,998)	(45,515)	(55,974)
Loans and financing - domestic currency	(616,455)	(314,161)	(481,624)	(275,679)
Related parties	(192,181)	(185,726)	(864,136)	(640,857)
Capitalized interest	143,069	106,083	95,025	94,636
PIS/COFINS on other revenues	(603)	(505)	(603)	(470)
Losses from derivative instruments (*)	(10,871)	(8,303)	(10,871)	(8,303)
Effect of REFIS Law 11,941/09 and MP 470/09, net	(77,335)	(33,921)	(77,335)	(6,055)
Interest rates, fines and tax charges	(129,439)	(128,039)	(122,728)	(108,512)
Other financial expenses	(85,307)	(143,308)	(69,075)	(133,096)
	(1,323,644)	(1,006,878)	(1,576,862)	(1,134,310)
Financial income:
Related parties	22,661	24,319	50,777	246,418
Income on financial investments	251,713	154,714	28,309	29,028
Other income	54,536	37,738	31,910	26,392
	328,910	216,771	110,996	301,838
Monetary variations:
- Gains	908	2,496	870	1,274
- Losses	(3,804)	(13,950)	(6,399)	(3,629)
	(2,896)	(11,454)	(5,529)	(2,355)
Exchange variations:
- on assets	(669,551)	263,430	(55,747)	34,248
- on liabilities	736,466	(508,107)	523,738	(361,798)
- Exchange variations with derivatives (*)	(237,385)	147,746
	(170,470)	(96,931)	467,991	(327,550)
Net monetary and exchange variations	(173,366)	(108,385)	462,462	(329,905)

Net financial income/(loss)	(1,168,100)	(898,492)	(1,003,404)	(1,162,377)

(*) Statement of income from derivative operations
762.00 €	(212,129)	50,610
Swap EUR x USD	(15,627)	5,391
U.S. Dollar Futures		77,671
Others	(9,629)	14,074
	(237,385)	147,746
Swap Libor x CDI	(10,871)	(8,303)	(10,871)	(8,303)
	(10,871)	(8,303)	(10,871)	(8,303)
	(248,256)	139,443	(10,871)	(8,303)

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26.   SEGMENT AND GEOGRAPHICAL INFORMATION

According to the Company’s structure, its businesses are distributed in five operational segments. Consequently, CSN has analyzed its information by segment as follows:

•           Steel

The steel division encompasses all operations related to the production, distribution, and sale of flat steel products, steel containers and galvanized steel in Brazil, the U.S. and Portugal. The segment makes steel packaging materials for Brazil’s chemical and food industries and also serves the country’s civil construction, while line (appliances) automotive and motors and compressors segments. The Company’s steel units produce highly durable hot- and cold-laminated, galvanized and pre-painted steel products. The Company also makes tinplate, a raw material used in the production of packaging products.

At Lusosider, in Portugal, the division also produces metallic leafing, in addition to galvanized steel products. CSN LLC, which operates in the U.S., serves the local market, offering cold-laminated and galvanized products. The production of long steel is slated to begin in 2012. With an initial production of 500 thousand tonnes, the Company will consolidate its position as a one-stop provider for the civil construction industry, rounding out its portfolio of high valued-added products in the steel chain.

•           Mining

The mining division encompasses the firm’s iron ore and tin operations. Those high quality iron ore  operations are located in the Iron Quadrangle region of Minas Gerais State, the Casa de Pedra mine, located in Congonhas, Minas Gerais, which produces high quality iron ore, as does its jointly-owned subsidiary Naciona lMinérios S.A. (Namisa), which owns its own mines, also of excellent quality. It also sells iron ore for third parties. CSN also owns the Estanho de Rondônia S.A. (ERSA) mining company, which operates tin mining and smelting operations.

The Company holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals consisting Port of Itaguaí, located in the State of Rio de Janeiro. Coal and coke imports are carried out by means of this terminal.

•           Logistics

i. Railroad

CSN holds stakes in two railroad companies: MRS Logística S.A., which manages Southeast Network formerly run by Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística S.A., which operates RFFSA’s former Northeast Network, which traverses the states on Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The transport services provided by MRS are fundamental to the supply of raw materials and the shipment of end products to their destinations. All of the iron ore, carbon and coke used at the Presidente Vargas Plant are transported by MRS, as well as a portion of the steel produced by CSN for the domestic market and for export.

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Railroad system in Southeastern Brazil, with a 1,674 km rail network, serves the industrial triangle São Paulo - Rio de Janeiro - Minas Gerais in the southeast, connecting its mines located in Minas Gerais to ports located in São Paulo and Rio de Janeiro, and to CSN’s steel plants, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  In addition to serving other clients, the line transports iron ore from its mines of Casa de Pedra in Minas Gerais and coke and coal from Port of Itaguaí, in the State of Rio de Janeiro, to the city of Volta Redonda, and transports its exports to the Ports of Itaguaí and Rio de Janeiro. Its transportation volume accounts for nearly 28% of the total volume of the railroad system in southeastern Brazil.

b) TransnordestinaLogística

CSN and the federal government will jointly finance the implementation of the Transnordestina Project, which involves the construction of nearly 1,728 kilometers of new lines. That project, which is slated for conclusion in 2013, also includes extensions of and improvements to part of infrastructure (or lines) of Transnordestina Logística’s concession network, which will be expanded from its current 2,600 operational kilometers to approximately 4,300 km operational kilometers.

Transnordestina Logística S.A. holds a 30-year concession granted in 1998 to operate the rail system in northeastern Brazil. The rail system in northeastern Brazil comprises a 4,238 km of rail network and operates in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas, and Rio Grande do Norte.  In addition, it connects itself to the main ports of the region, thus offering an important competitive advantage by means of opportunities for combined transportation solutions and customized logistic projects.

The project will increase transportation capacity of Transnordestina Logística by 20 times, almost the same level of the world’s most modern railways.

Transnordestina will become the best logistic option to export grains through the ports of Pecém and Suape, as well as other solid bulks, such as iron ore of the Northeast Region, playing an important role in the region’s development.

ii. Ports

The ports division encompasses operation of the Sepetiba Tecon terminal built in the post-privatization period. The Sepetiba terminal’s infrastructure can meet all the needs of exporters, importers and ship-owners, since its installed capacity surpasses those of most other Brazilian terminals. Its berths have an excellent depth of 14.5 meters and plenty of storage space, and the terminal also provides adequate access to state-of-the-art equipment, systems and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Port Complex of Itaguaí as one of the country’s most modern ones, currently with a movement capacity of 480 thousand containers on an annual basis and 30 million tonnes of bulk.

•           Energy

CSN is one of the major industrial consumers of electricity in Brazil. Considering that energy is essential in its productive process, the Company invests in energy generation assets to guarantee its self-sufficiency, which include:  the Itá Hydroelectric Plant, located in Santa Catarina State, with an installed capacity of 1,450 MW, in which CSN holds a 29.5% interest; the Igarapava Hydroelectric Plant, located in Minas Gerais, which has an installed capacity of 210 MW and in which CSN holds a 17.9% interest; and the thermo-electric co-generation station, with 238 MW, operational at the Presidente Vargas steelworks since 1999. The thermoelectric power plant uses residual gases deriving from its own steel production as fuel. CSN obtains 430 MW of energy from these three energy generation assets.

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•           Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. Currently, most of the clinker used in cement production is leased from third parties, however, the production by CSN itself began in 2011, when the first stage of the Arcos factory in Minas Gerais will be completed. CSN also has a limestone mine on that site, which is already part of its cement division.

The information presented to the Management pertinent to each division is generally derived directly from the accounting records combined with a few inter-unit allocations.

Sales by geographic area are determined based on customer location. In consolidated terms, Brazilian sales consist of revenues obtained from clients in Brazil, while export sales correspond to revenues obtained from clients abroad.

								6/30/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unreviewed) (*)	2,519,530	10,953,278				763,737
Revenue
Domestic market	4,117,348	444,905	68,520	488,205	65,658	145,225	(198,899)	5,130,962
Foreign market	699,866	2,288,452					(7,080)	2,981,238
Cost of products sold and services rendered	(3,461,784)	(941,618)	(41,240)	(306,846)	(29,367)	(109,171)	169,726	(4,720,300)
Gross profit	1,355,430	1,791,739	27,280	181,359	36,291	36,054	(36,253)	3,391,900
Selling and administrative expenses	(231,056)	(37,653)	(8,656)	(39,827)	(12,215)	(30,995)	(185,345)	(545,747)
Depreciation	301,598	78,046	2,805	51,849	11,250	9,536	1,158	456,242
Adjusted EBITDA	1,425,972	1,832,132	21,429	193,381	35,326	14,595	(220,440)	3,302,395

								6/30/2011
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	6,707	2,019,421						2,026,128
North America	247,121							247,121
Latin America	66,242							66,242
Europe	365,491	269,031						634,522
Others	14,305						(7,080)	7,225
Foreign market	699,866	2,288,452					(7,080)	2,981,238
Domestic market	4,117,348	444,905	68,520	488,205	65,658	145,225	(198,899)	5,130,962
TOTAL	4,817,214	2,733,357	68,520	488,205	65,658	145,225	(205,979)	8,112,200

								6/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unreviewed) (*)	2,561,065	8,810,128				372,903
Revenue
Domestic market	4,763,871	203,691	54,967	424,800	54,884	75,900	(164,819)	5,413,294
Foreign market	548,627	1,095,262						1,643,889
Cost of products sold and services rendered	(3,086,677)	(485,137)	(36,095)	(236,332)	(17,558)	(63,123)	166,499	(3,758,423)
Gross profit	2,225,821	813,816	18,872	188,468	37,326	12,777	1,680	3,298,760
Selling and administrative expenses	(291,351)	(68,036)	(7,321)	(32,917)	(13,001)	(14,041)	(189,180)	(615,847)
Depreciation	252,451	71,859	6,098	47,819	10,855	5,332	(390)	394,024
Adjusted EBITDA	2,186,921	817,639	17,649	203,370	35,180	4,068	(187,890)	3,076,937

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								6/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate / Elimination Expenses	Consolidated
			Port	Railway
Sales by geographic area
Asia	18,949	871,551						890,500
North America	225,279							225,279
Latin America	82,167							82,167
Europe	208,699	223,711						432,410
Others	13,533							13,533
Foreign market	548,627	1,095,262						1,643,889
Domestic market	4,763,871	203,691	54,967	424,800	54,884	75,900	(164,819)	5,413,294
TOTAL	5,312,498	1,298,953	54,967	424,800	54,884	75,900	(164,819)	7,057,183

(*) The mining sales volumes presented in this chart include those of the company and its stake in subsidiaries and jointly-controlled subsidiaries (Namisa 60%).

The adjusted EBITDA comprises the net income plus income before taxes, income and social contribution, depreciation and amortization, in addition to other operating revenues (expenses), which are excluded, as they mainly refer to non-recurring items of the operation.

The Company’s Board of Executive Officers uses the adjusted EBITDA as means of measuring the recurring generation capacity of operating cash, allowing for comparison criteria with other companies.

	6/30/2011	6/30/2010
Adjusted EBITDA	3,302,395	3,076,937
Depreciation	(456,242)	(394,024)
Other operating expenses (Note 24)	479,204	(246,881)
Financial expenses and income (Note 25)	(1,168,100)	(898,492)
Income before taxes	2,157,257	1,537,540
Income and social contribution taxes (Note 8)	(404,400)	(209,956)
Net income	1,752,857	1,327,584

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27.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share are based on profit attributable to CSN’s controlling shareholders divided by the weighted average of outstanding common shares during the year (after the stock split), excluding common shares purchased and held in treasury and was calculated as follows:

		Consolidated		Parent Company
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
	Common shares		Common shares
Net income for the period
Profit attributed to CSN's shareholders	1,756,003	1,327,706	1,756,003	1,327,706
Profit attributed to non-controlling shareholders	(3,146)	(122)
Weighted average of the number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and Diluted EPS	1.20442	0.91065	1.20442	0.91065

28.   EMPLOYEE BENEFITS

Pension plans granted by the Company substantially cover all employees. Plans are managed by Caixa Beneficente dos Empregados da CSN (“CBS”), a non-profit private pension fund, established in July 1960, whose members are employees and former employees of the parent company and some subsidiaries, which joined the fund by means of an agreement, and CBS’s employees themselves. CBS’s Executive Board comprises a president and two executive officers, all of them appointed by CSN, CBS’s main sponsor. The Deliberative Council is CBS’s top authority of deliberation and guidance presided over by the president of the pension fund and composed of ten members, six of them are chosen by CSN, CBS’s main sponsor, and four of them are elected by participants.

Up to December 1995, CBS Previdência managed two benefit plans based on years of services, salary and social security benefits. On December 27, 1995, the Brazilian Department of Supplementary Private Pensions (“SPC”) approved the implementation of a new benefit plan, effective as of the abovementioned date, called Combined Supplementary Benefit Plan (“Combined Plan”), organized as a variable contribution plan. Employees hired after this date may only join the new plan (“Combined Plan"). In addition, all active employees who participated in the previous defined benefit plans had the opportunity to change to the new Combined Plan.

On June 30, 2011, CBS had 31,305 participants (30,540 on December 31, 2010), of which 16,271 were active taxpayers (15,433 on December 31, 2010), 9,812 were retired employees (9,888 on December 31, 2010) and 5,222 were contingent beneficiaries (5,219 on December 31, 2010). Out of total participants, on June 30, 2011, 13,948 belong to the defined benefit plan and 17,357 to the combined plan.

CBS’s guarantee assets are mainly invested in restricted operations (backed by in federal public securities, federal public securities indexed to the inflation, shares, loans and real estate. On June 30, 2011, CBS held 12,788,231 common shares of CSN (12,788,231 common shares on December 31, 2010). The entity’s total guarantee assets amounted to R$3.7 billion and R$3.6 billion on June 30, 2011 and 2010, respectively. CBS’s fund managers try to combine the plan assets with the benefit liabilities payable in the long term. Brazilian pension funds are subject to certain restrictions related to their investment capacity in foreign assets and, consequently, funds invest mainly in securities in Brazil.

Guarantee assets are those assets available and investments of benefit plans, not including the debts contracted with sponsors.

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a.      Description of pension plans

Plan covering35% of average salary

This plan, which began on February 1st, 1996, is a defined benefit plan for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s adjusted average for the last 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of benefits, death grant and a cash grant. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan became effective.

Supplementary average salary plan

The defined benefit plan began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average adjusted salaries of the participant and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Mixed supplementary benefit plan

Begun on December 27, 1995, this is a variable contribution plan. Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness/accident benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions per month, as well as on each participant’s payment option, which may occur by lifetime (with or without receiving death benefit) or by a percentage applied on the balance of the benefit generating fund (loss by indefinite term). Upon the participant’s retirement grant, the plan starts having a defined benefit plan.

b.      Investment policy

The investment policy sets forth principles and guidelines that should rule investments from funds of the entity, aiming to promote safety, liquidity and profitability necessary to ensure balance between the plan assets and liabilities, based on the Asset Liability Management (ALM) study, which takes into consideration the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed on a yearly basis and approved by the Deliberative Council taking into consideration a 5-year period, as set forth by CGPC Rule 7 of December 4, 2003. Investment limits and criteria set forth in the policy are based on Resolution 3,792/09, published by the Brazilian Monetary Council (“CMN”).

c.      Employee benefits

Actuarial liabilities are adjusted at the end of each year by external actuaries and reported in the quarterly financial information according to CPC 33-Employee Benefits and IAS 19 – Employee Benefits.

	6/30/2011	12/31/2010
Obligations recorded in the Balance Sheet
Pension plan benefits
Post-employment health benefits	367,839	367,839
	367,839	367,839

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Assets and liabilities reconciliation of employee benefits is described as follows:

12/31/2010
Present value of defined benefit obligations	1,982,556
Fair value of plan assets	(2,316,018)
Deficit/(surplus)	(333,462)
Restriction due to recovery limitation	280,582
Net (assets) (*)	(52,880)

(*) Assets from the actuarial valuation were not recorded by the Company as they do not clearly evidence their realization, pursuant to item 59 (c) of CPC 33 – Employee Benefits and IAS 19 – Employee Benefits.

Present value breakdown of defined benefit liability during 2010 is as follows:

12/31/2010
Present value of the obligations at the end of the year	1,731,767
Cost of services	1,313
Cost of interest rates	185,285
Benefits paid	(166,147)
Actuarial losses/(gains)	225,341
Others	4,999
Present value of obligations at the end of the year	1,982,558

Fair value breakdown of plan assets during 2010 is as follows:

12/31/2010
Fair value of assets at the beginning of the year	(2,160,158)
Expected return of the plan assets	(218,229)
Sponsors' contributions	(63,109)
Benefits paid	166,147
Actuarial gains/(losses)	(40,669)
Fair value of the plan assets on December 31	(2,316,018)

Breakdown of amounts recognized in the statement of income on December 31, 2010 is as follows:

12/31/2010
Cost of current services	1,313
Cost of interest rates	185,285
Expected return of the plan assets	(218,229)
Total unrecognized revenue (*)	(31,631)
Total costs (income), net (*)	(31,631)

(*) Income resulting from the actuarial valuation was not recorded by the Company as it does not clearly evidence its realization, pursuant to item 59 (c) of CPC 33 – Employee Benefits, IAS 19 – Employee Benefits.

Cost is recognized in the income statement under other operating expenses.

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Breakdown of actuarial gains and losses in 2010 is as follows:

12/31/2010
Actuarial gains and losses	184,671
Restriction due to recovery limitation	(99,509)
Total cost of actuarial (gains) and losses	85,162

Actuarial gains and losses history in 2010 is as follows:

12/31/2010
Present value of defined benefit obligations	1,982,556
Fair value of plan assets	(2,316,018)
Surplus	(333,462)
Adjustments to the plan liabilities	225,341
Adjustments to the plan assets	40,669

The main actuarial assumptions used were as follows:

12/31/2010
Actuarial financing method	Projected Unit Credit
Functional currency	Real (R$)
Accounting for the plan assets	Market value
Value used as estimate of equity at the end of the year	Best estimate for the equity at the end of the fiscal year, using the projection of amounts recorded in October
Discount rate	10.66%
Inflation rate	4.40%
Salary increase nominal rate	5.44%
Benefit increase nominal rate	4.40%
Rate of return on investment	11.31% - 12.21%
General mortality table	AT 2000 by gender
Disability entry table	Mercer Disability with probabilities x 2
Disabled mortality table	Winklevoss - 1%
Turnover table	2% p.a. millennium plan, null for defined benefit plans
Retirement age	100% on the first date the individual becomes eligible to a retirement benefit scheduled by the plan
Family breakdown of active participants	95% will be married at the time of retirement, the wife is 4 years younger than the husband

d.      Post-employment health care plan

It is related to Bradesco health care plan created on December 1st, 1996 exclusively covering former retired employees, pensioners, those who were granted amnesty, veterans, widows of injured employees and retirees until March 20, 1997 and their respective legal dependents, since then, the health plan does not allow the inclusion of new beneficiaries.  The Plan is sponsored by CSN and managed by the Caixa Beneficente dos Empregados da Cia Siderúrgica Nacional – CBS.

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Amounts registered in the balance sheet on December 31, 2010, were determined as follows:

12/31/2010
Present value of obligations	367,839
Liabilities	367,839

Interest on actuarial liability was R$35,457 in 2010.

The reconciliation of liabilities of health benefits is as follows:

12/31/2010
Actuarial liabilities at the beginning of the year	317,145
Cost of current service	35,457
Sponsor's contributions calculated for the previous year	(33,064)
Recognition of (gains)/losses in the year	48,301
Actuarial liabilities at the end of the year	367,839

Actuarial gains and losses registered in shareholders’ equity are as follows:

12/31/2010
Actuarial liability losses	48,301
Losses recognized in shareholders' equity	48,301

Actuarial gains and losses history is as follows:

12/31/2010
Present value of defined benefit obligations	367,839
Deficit/(surplus)	367,839
Experience adjustments in plan obligations	48,301

Actuarial assumptions used to calculate post-employment health benefits were as follows:

2010
Biometrics
General mortality table	AT 2000 by gender
Turnover	N/A
Family composition	Real breakdown

Financial Assumptions	12/31/2010
Nominal rate of actuarial discount	10.77%
Inflation	4.40%
Increase in Medical Assistance Costs due to age	1.50%
Nominal growth rate in Medical Assistance Costs	2.31%
Average Medical Assistance Costs	316.22

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29.   COMMITMENTS

a.       Take-or-pay contracts

On June 30, 2011, the Company had take-or-pay agreements, as shown below:

		Payments		Minimum future commitments
Nature of Service	Contract conditions	2,010.00 €	2,011.00 €	2,011.00 €	2,012.00 €	2,013.00 €	2,014.00 €	2,015.00 €	After 2016	Total
Iron ore transportation	Transportation of at least 80% of the tonnes agreed upon by MRS.	39,137	73,073	83,073	166,146	166,146	166,146	166,146	83,073	830,730

Iron ore, coke and coal transportation	Transportation of 8,280,000 tonnes p.a. of iron ore and 3,600,000 tonnes p.a. of coal, coke and other reduction products.	6,906	18,610	66,385	99,578					165,963

Mining products transportation	Transportation of at least 1,900,000 tonnes p.a.	419	252	31,542	63,085	63,085				157,712

FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 tonnes p.a. of clinker in 2011 and 738,000 tonees of p.a. clinker as of 2012.			12,319	26,937	26,937	26,937	26,937	116,727	236,794

Steel products railway transportation	Rail transportation of at least, 20,000 tonnes of steel products monthly, originated at Água Branca Terminal in São Paulo for CSN PR in the city of Araucária - State of Paraná.	1,612	5,789	7,080	3,540					10,620

Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy, at least, 90% of the annual volume of gas contracted with White Martins.	55,219	38,395	46,803	93,606	93,606	93,606	93,606	93,606	514,833

Supply of natural gas	CSN undertakes to buy at least, 70% of the natural gas monthly volume	224,011	209,773	135,072	270,145					405,217

Supply of iron ore pellets	CSN undertakes to buy at least, 90% of the volume of iron ore pellets secured by contract.	75,566	171,720	81,491	162,982	162,982	108,655			516,110

Supply of natural gas	CSN undertakes to buy at least, 80% of the natural gas monthly volume contracted with Compagás.	8,079	7,200	6,198	12,397	12,397	12,397	12,397	111,571	167,357

Energy supply	CSN undertakes to buy, at least, 80% of the energy annual volume contracted with COPEL.	6,859	5,953	3,744	7,487	7,487	7,487	7,487	39,934	73,626

Supply of Blast Furnace Mud generated in the pig iron manufacturing process	CSN undertakes to buy, at least, 3,000 tonnes monthly of blast furnace mud to be processed at CSN's mud concentration mill.		3,054	3,240	6,480	6,480	6,480	6,480	46,980	76,140

Processing of slag resulting from pig iron and steel manufacturing process	Harsco Metals undertakes to execute the processing of metal products and crushing of slag resulting from CSN pig iron and steel manufacturing process , receiving for this processing the amount corresponding to the product of multiplication of unit price (R$/t) by total production of liquid steel from CSN steelmaking shop, ensuring a minimum production of liquid steel of 400,000 tonnes.	18,346	20,135	14,208	28,416	28,416	14,208			85,248

		436,154	553,954	491,155	940,799	567,536	435,916	313,053	491,891	3,240,350

b.       Concession agreements

On June 30, 2011, the minimum future payments referring to governmental concessions have the following maturities:

Concessionaire	Nature of service	2011	2012	2013	2014	2015	After 2016	Total
MRS	30-year concession, renewable for another 30 years, ref. to the transportation of iron ore of Casa de Pedra mines in Minas Gerais, coke and coal from Itaguaí Port in Rio de Janeiro to Volta Redonda and exports from Itaguaí and Rio de Janeiro Ports.	168,678	224,904	224,904	224,904	224,904	2,305,266	3,373,560

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to explore the railway system of northeast region of Brazil. The northeast railway system comprises 4,238 km of rail network and operates in the cities of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	2,995	5,991	5,991	5,991	5,991	68,392	95,351

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals comprising Itaguaí Port, located in the city of Rio de Janeiro, for a period falling due in 2022 and renewable for another 25 years.	105,146	120,093	139,190	139,190	139,190	974,333	1,617,142

Tecon	25-year concession granted on September 3, 1998 , renewable for another 25 years, to operate the container terminal at Itaguaí Port.	10,245	20,490	20,490	20,490	20,490	204,897	297,102

		287,064	371,478	390,575	390,575	390,575	3,552,888	5,383,155

30.   INSURANCE COVERAGE

Aiming at properly mitigating risks and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurance), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

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The Company also contracted the Operational Risk of Property Damage and Loss of Profits policy, with Maximum Indemnification Limit (LMI) of R$850,000 to its entities and subsidiaries: Usina Presidente Vargas, Mineração Casa de Pedra, Mineração Arcos, CSN Paraná, CSN Porto Real, Terminal de Cargas TECAR, Terminal TECON, NAMISA and CSN Cimentos, which was negotiated with insurance and reinsurance companies in Brazil and abroad in order to place the policy. CSN decided to undertake responsibility for an average retention of R$170,000 exceeding the property damage and loss of profits deductible and will co-participate with 64% of the risks. The Company continues striving towards reducing its co-participation.

The risk assumptions adopted, given their nature, are not part of the scope of a review of the quarterly financial information, and, consequently, they were not reviewed by our independent auditors.

31.   SUBSEQUENT EVENTS

•       On July 12, 2011, CSN, through its subsidiary Companhia Metalúrgica Prada, increased the capital stock of Companhia Brasileira de Latas ("CBL"), with the capitalization of debentures and other credits. Since then, Companhia Metalúrgica Prada controls CBL, through an interest equivalent to 59.17% in its voting capital.

•       On July 27, 2011, the Company held 10.84% of common shares and 10.20% of preferred shares of Usiminas’ capital stock.

•       The Board of Director’s Meeting held on August 2, 2011 approved the cancelation of 25,063,577 shares held in treasury, without capital decrease.

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Unqualified Independent Auditors’ Review Report on Interim Financial Information

(a free translation from the original in Portuguese)

To

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

São Paulo – SP

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the Company), included in the Quarterly Financial Information - ITR for the quarter ended June 30, 2011, comprising the balance sheet as of June 30, 2011 and the statements of income and comprehensive income for the three and six-months periods then ended and changes in shareholders’ equity and cash flows for the six-months period then ended, including the summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these individual linterim financial information in accordance with technical pronouncement CPC 21 – Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB, and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM)applicable to the preparation of the Quarterly Financial Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International standards on interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Quarterly Financial Information described above, were not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission.

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Conclusion on the consolidated Quarterly Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Financial Information described above were not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of value added

We also reviewed the individual and consolidated interim information of value added (DVA), for the six-months period ended on June 30, 2011, which are the responsibility of management, for which the disclosure in the interim information is required in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information and considered additional information for IFRS, which does not require this disclosure. These statements were submitted to the same review procedures previously described and, based on our review, nothing has come to our attention that would lead us to believe that they have not been prepared, in all material respects, in accordance with the individual and consolidated Quarterly Financial Information taken as a whole.

São Paulo, August 2, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 23, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.